PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(5)
(To Prospectus dated October 1, 2025)	Registration Statement No. 333-290653

$250,000,000

CURBLINE PROPERTIES CORP.

Common Stock

Curbline Properties Corp. (the “Company”) has entered into an ATM Equity Offering Sales Agreement, dated October 1, 2025 (the “Equity Sales Agreement”), with Wells Fargo Securities, LLC, BNY Mellon Capital Markets, LLC, BofA Securities, Inc., BTIG, LLC, Capital One Securities, Inc., Goldman Sachs & Co. LLC, Jefferies LLC, KeyBanc Capital Markets Inc., Morgan Stanley & Co. LLC, Nomura Securities International, Inc. and StoneX Financial Inc., as sales agents (except in the case of Nomura Securities International, Inc. and StoneX Financial Inc.), principals (except in the case of Nomura Securities International, Inc. and StoneX Financial Inc.) and/or Forward Sellers (as defined below) (except in the case of BTIG, LLC and Capital One Securities, Inc.) (in any such capacity, each, an “Agent,” and, collectively, the “Agents”) and the Forward Purchasers (as defined below), relating to shares of its common stock, $0.01 par value per share (“common stock”), offered by this prospectus supplement and the accompanying prospectus pursuant to a continuous offering program. In accordance with the terms of the Equity Sales Agreement, an aggregate gross sales price of up to $250 million of shares of our common stock may be offered and sold from time to time through the Agents, as our sales agents or, if applicable, as Forward Sellers (as defined below), or directly to the Agents, as principals.

There are certain restrictions on transfer and ownership of our common stock intended to, among other things, preserve our qualification as a real estate investment trust (“REIT”) for federal income tax purposes. See “Description of Capital Stock—Restrictions on Ownership and Transfer” in the accompanying prospectus.

Sales of shares of our common stock, if any, under this prospectus supplement and the accompanying prospectus may be made in (1) negotiated transactions, which may include block trades, as the Company and such Agent may agree or (2) “at the market” offerings (as defined in Rule 415 under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”)) by means of ordinary brokers’ transactions on the New York Stock Exchange (the “NYSE”) or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, by privately negotiated transactions (including block sales) or by any other methods permitted by applicable law. The Agents are not required to sell any specific number or dollar amount of shares of our common stock, but will use their commercially reasonable efforts as our sales agents or as Forward Sellers and subject to the terms of the Equity Sales Agreement, to sell the shares of our common stock offered by this prospectus supplement, as instructed by us.

The Equity Sales Agreement contemplates that, in addition to the issuance and sale by us of shares of our common stock to or through the Agents acting as our agents, we may enter into one or more separate forward sale agreements (each, a “forward sale agreement” and, collectively, the “forward sale agreements”), with certain of the Agents (or affiliates thereof) (in such capacity, each, a “Forward Purchaser” and, collectively, the “Forward Purchasers”). If we enter into a forward sale agreement with any Forward Purchaser, we expect that such Forward Purchaser or one of its affiliates will attempt to borrow from third parties and sell, through the relevant Agent, acting as sales agent for such Forward Purchaser (in such capacity, a “Forward Seller”), shares of our common stock to hedge such Forward Purchaser’s exposure under such forward sale agreement. Each Forward Purchaser will be either one of the Agents or an affiliate thereof, and, unless otherwise expressly stated or the context otherwise requires, references herein to the “related” or “relevant” Forward Purchaser mean, with respect to any Agent, the affiliate of such Agent that is acting as Forward Purchaser or, if applicable, such Agent acting in its capacity as Forward Purchaser. We will not receive any proceeds from any sale of borrowed shares of our common stock through an Agent, as Forward Seller, and all such proceeds will be paid to the relevant Forward Purchaser (or an affiliate thereof).

We currently expect to fully physically settle each forward sale agreement, if any, with the relevant Forward Purchaser on one or more dates specified by us on or prior to the maturity date of such forward sale agreement, in which case we expect to receive aggregate net cash proceeds on each settlement date equal to the number of shares underlying such forward sale agreement that are being settled multiplied by the relevant forward sale price per share. However, subject to certain exceptions, we may also elect, in our sole discretion, to cash settle or net share settle all or any portion of our obligations under any forward sale agreement, in which case we may not receive any proceeds (in the case of cash settlement) or will not receive any proceeds (in the case of net share settlement), and we may owe cash (in the case of cash settlement) or shares of our common stock (in the case of net share settlement) to the relevant Forward Purchaser. For additional information, see “Plan of Distribution” in this prospectus supplement.

Each Agent will receive from us a commission that will not exceed, but may be lower than, 2.0% of the gross sales price of shares of our common stock sold through it as a sales agent. In connection with each forward sale agreement, we will pay the applicable Agent, as Forward Seller, a commission, in the form of a reduction to the initial forward sale price under the related forward sale agreement, at a mutually agreed rate that will not exceed, but may be lower than, 2.0% of the gross sales price of the borrowed shares of our common stock sold through such Agent, as Forward Seller, during the applicable forward selling period for such shares. In connection with the sale of shares of our common stock, each Agent may be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation paid to each Agent (including, in the case of Agent, as Forward Seller, in the form of a reduction to the initial forward sale price under the related forward sale agreement) may be deemed to be underwriting commissions or discounts. There are not agreements for funds to be received in escrow, trust or similar relationship. Under the terms of the Equity Sales Agreement, we may also sell shares of our common stock to each of the Agents, as principal, at a price agreed upon at the time of sale. If we sell shares of our common stock to any Agent as principal, we will enter into a separate terms agreement with the Agent, setting forth the terms of such transaction, and we will describe the agreement in a separate prospectus supplement or pricing supplement.

The offering of shares of our common stock pursuant to the Equity Sales Agreement will terminate upon the earlier of (1) the sale of shares of our common stock subject to the Equity Sales Agreement having an aggregate gross sales price of $250 million and (2) the termination of the Equity Sales Agreement by us, the Agents or the Forward Purchasers.

Investing in our common stock involves risks. See the information under the caption “Risk Factors” on page S-5 of this prospectus supplement, the risk factors in our periodic reports filed from time to time with the Securities and Exchange Commission (“SEC”) and any risk factors set forth in the documents incorporated by reference into this prospectus supplement, concerning factors you should consider before making a decision to invest in our common stock.

Wells Fargo Securities	BNY Capital Markets	BofA Securities	BTIG

Capital One Securities	Goldman Sachs & Co. LLC	Jefferies	KeyBanc Capital Markets

	Morgan Stanley	StoneX Financial Inc.

Our common stock is listed on the NYSE under the symbol “CURB.” On September 30, 2025, the last reported sale price of our common stock on the NYSE was $22.30 per share.

The date of this prospectus supplement is October 1, 2025

Neither the SEC nor any state or other securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying prospectus, which gives more general information, some of which does not apply to this offering.

To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or documents incorporated by reference, the information in this prospectus supplement will supersede such information. In addition, any statement in a filing we make with the SEC that is incorporated by reference herein and adds to, updates or changes information contained in an earlier filing we made with the SEC shall be deemed to modify and supersede such information in the earlier filing.

This prospectus supplement does not contain all of the information that is important to you. You should read this prospectus supplement together with the accompanying prospectus, as well as the documents or information incorporated by reference in this prospectus supplement or the accompanying prospectus. See “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus or any applicable free writing prospectus in making a decision about whether to invest in our common stock. We have not, and the Agents, the Forward Sellers and the Forward Purchasers have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in any jurisdiction where it is unlawful to make such offer or solicitation. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, any applicable free writing prospectus and the documents incorporated by reference herein or therein is accurate only as of their respective dates or on the date or dates which are specified in these documents. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

Unless otherwise stated or the context otherwise requires, references in this prospectus supplement to “Curbline,” “we,” “us” and “our” refer, collectively, to Curbline Properties Corp. and its consolidated subsidiaries, including Curbline Properties LP and its subsidiaries; and references to “the Company” refer only to Curbline Properties Corp. and not to any of its subsidiaries or affiliates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus supplement and the accompanying prospectus, including the information incorporated by reference into this prospectus supplement and the accompanying prospectus contain “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to our expectation for future periods. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be achieved. For this purpose, any statements contained herein that are not historical fact, including statements regarding the Company’s projected operational and financial performance, strategy, prospects and plans, may be deemed to be forward-looking statements. There are a number of important factors that could cause our results to differ materially from those indicated by such forward-looking statements, including, among other factors: (1) changes in the economic performance and value of our properties as a result of broad economic and local conditions, such as inflation, interest rate volatility and market reaction to tariffs and other trade policies; (2) changes in local conditions such as an increase or decrease in the supply of, or demand for, retail real estate space in our geographic markets; (3) the impact of changes in consumer trends, distribution channels, suburban population, retailing practices and the space needs of tenants; (4) our dependence on rental income which depends on the successful operations and financial condition of tenants, the loss of which, including as a result of downsizing or bankruptcy, could result in significant occupancy loss and negatively impact rental income from our properties; (5) our ability to enter into new leases and renew existing leases, in each case, on favorable terms; (6) our ability to identify, acquire, construct or develop additional properties that produce the cash flows that we expect and may be limited by competitive pressures, and our ability to manage our growth effectively and capture the efficiencies of scale that we expect from expansion; (7) potential environmental liabilities; (8) our ability to secure debt and equity financing on commercially acceptable terms or at all; (9) the illiquidity of real estate investments which could limit our ability to make changes to our portfolio to respond to economic or other conditions; (10) property damage, expenses related thereto and other business and economic consequences (including the potential loss of rental revenues) resulting from climate change, natural disasters, public health crises and weather-related factors in locations where we own properties, the ability to estimate accurately the amounts thereof and the sufficiency and timing of any insurance recovery payments related to such damages; (11) any change in strategy; (12) the effect of future offerings of debt and equity securities on the value of our common stock; (13) any disruption, failure or breach of the networks or systems on which we rely, including as a result of cyber-attacks; (14) impairment in the value of real estate property that we own; (15) changes in tax laws impacting REITs and real estate in general, as well as our ability to maintain REIT status and (16) our ability to retain and attract key management personnel. For additional factors that could cause our results to differ materially from those indicated in the forward-looking statements, please refer to our Annual Report on Form 10-K under “Item 1A. Risk Factors” and our subsequent reports filed with the SEC. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights some of the information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. It does not contain all of the information that you should consider before making a decision to invest in our common stock. You should read carefully the more detailed information in this prospectus supplement and the accompanying prospectus, and the information incorporated by reference into this prospectus supplement and the accompanying prospectus.

The Company

Curbline Properties Corp. is a Maryland corporation that operates as a REIT for federal income tax purposes and primarily engages in the business of owning, leasing, acquiring, and managing convenience shopping centers positioned on the curbline of well-trafficked intersections and major vehicular corridors in suburban, high household income communities. The Company was incorporated in 2023.

Curbline Properties LP (the “Operating Partnership”) is a Delaware limited partnership formed to serve as the Company’s majority-owned partnership subsidiary and to own, through affiliates, all of our real estate properties and assets.

On October 1, 2024, the Company, the Operating Partnership and SITE Centers Corp. (“SITE Centers”) entered into a Separation and Distribution Agreement, pursuant to which, among other things, SITE Centers transferred its portfolio of convenience shopping centers, $800.0 million of unrestricted cash and certain other assets, liabilities and obligations to Curbline and effected a pro rata special distribution of all of the outstanding shares of Curbline common stock to common shareholders of SITE Centers as of September 23, 2024.

Corporate Information

Our executive offices are located at 320 Park Ave, New York, New York 10022, and our telephone number is (216) 755-5500. Our website is www.curbline.com. The information on, or that may be accessed through, our website is not a part of this prospectus supplement or the accompanying prospectus.

THE OFFERING

Issuer	Curbline Properties Corp.

Shares Offered	Shares of common stock, $0.01 par value per share, having aggregate gross sales price of up to $250 million.

Use of Proceeds	We intend to use the net proceeds from any sales of shares of our common stock pursuant to this prospectus supplement or upon physical settlement of any forward sale agreement we may enter into with any of the Forward Purchasers for general corporate purposes, which may include, among other things, funding the acquisition of properties, working capital and capital expenditures, repaying outstanding indebtedness, or a combination of the foregoing. See “Use of Proceeds” in this prospectus supplement.

NYSE Symbol	“CURB”

Restrictions on Ownership of Our Capital Stock	Our charter generally prohibits, with certain exceptions, any stockholder from beneficially or constructively owning more than 8% of our outstanding common stock. See “Description of Capital Stock — Restrictions on Ownership and Transfer” in the accompanying prospectus.

Accounting Treatment of any Forward Sales	For information concerning the expected accounting treatment of shares issuable upon settlement of any forward sale agreement, see “Plan of Distribution — Sales Through Forward Sellers” in this prospectus supplement.

Material U.S. Federal Income Tax Considerations	For a description of material U.S. federal income tax considerations of an investment in our common stock, please review the disclosure in the accompanying prospectus under “Certain Material U.S. Federal Income Tax Considerations.”

Risk Factors	Investing in our common stock involves risks. You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page S-5 of this prospectus supplement and the risk factors incorporated by reference to the Company’s most recent Annual Report on Form 10- K and subsequent reports filed with the SEC, incorporated by reference in this prospectus supplement and the accompanying prospectus, as updated in our subsequent filings under the Exchange Act before making a decision to invest in our common stock.

RISK FACTORS

Investment in our common stock involves risks. Before acquiring our common stock offered pursuant to this prospectus supplement and the accompanying prospectus, you should carefully consider the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus or in any free writing prospectus that we may prepare in connection with this offering, including, without limitation, the risk factors incorporated by reference to our most recent Annual Report on Form 10-K, and subsequent reports filed with the SEC, incorporated by reference in this prospectus supplement and the accompanying prospectus, as updated in our subsequent filings under the Exchange Act. The occurrence of any of these risks might cause you to lose all or a part of your investment in our common stock. Please also refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this prospectus supplement.

This offering and future sales or issuances of our common stock could be dilutive to our earnings per share, which may negatively affect the market price of our common stock.

The issuance and sale by us of any shares of our common stock in this offering or pursuant to any forward sale agreement we may enter into with any of the Forward Purchasers, the receipt of the net proceeds therefrom and the use of those net proceeds could have a dilutive effect on our earnings per share.

A large volume of sales of shares of our common stock, including the sale by us of shares in this offering or pursuant to any forward sale agreement, could decrease the market price of our common stock and could impair our ability to raise additional capital through the sale of equity securities in the future. Even if a substantial number of sales of shares of our common stock are not affected, the mere perception of the possibility of these sales could depress the market price of our common stock and have a negative effect on our ability to raise capital in the future. In addition, anticipated downward pressure on our common stock price due to actual or anticipated sales of common stock could cause some institutions or individuals to engage in short sales of our common stock, which may itself cause the price of our common stock to decline. In addition, future issuances of shares of our common stock may be dilutive to existing stockholders.

In addition, if we are unable to apply any net proceeds we may receive from this offering or from settlement under any forward sale agreement to make investments that generate sufficient revenues and earnings to offset the dilutive impact of the issuance by us of shares of our common stock in this offering or pursuant to such forward sale agreement, if any, there will be further dilution of our earnings per share.

The actual amount of dilution from this offering or any forward sale agreement, or from any future offering of our common stock, will be based on numerous factors, particularly the number of shares of our common stock issued, the use of proceeds and the return generated by such investment, and cannot be determined at this time.

Future issuances of debt securities, which would rank senior to our common stock upon our liquidation, and future issuances of equity securities (including preferred equity securities), which would dilute the holdings of our existing common stockholders and may be senior to our common stock for the purposes of making distributions, periodically or upon liquidation, may negatively affect the market price of our common stock.

In the future, we may issue debt or equity securities or incur other borrowings. Upon our liquidation, holders of our debt securities, other loans and preferred stock will receive a distribution of our available assets before common stockholders. If we incur additional debt in the future, our future interest costs could increase and adversely affect our liquidity and results of operations. We are not required to offer any additional equity securities to existing common stockholders on a preemptive basis. Therefore, additional common stock issuances, directly or through convertible or exchangeable securities, warrants or options, will dilute the holdings of our existing common stockholders and such issuances or the perception of such issuances may reduce the market price of our common stock. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on distribution payments that could limit our ability to make distributions to our common stockholders. Because our decision to issue debt or equity securities or incur other borrowings in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature, impact or success of our future capital raising efforts. Thus, common stockholders bear the risk that our future issuances of debt or equity securities or our incurrence of other borrowings will negatively affect the market price of our common stock.

Settlement provisions contained in any forward sale agreement subject us to certain risks.

We expect that any forward sale agreement will settle by the maturity date to be agreed upon with the Forward Purchaser in respect of a forward sale agreement. Such forward sale agreement may be settled earlier, however, in whole or in part, subject to the satisfaction of certain conditions. We currently expect that each forward sale agreement will be physically settled by delivery of shares of our common stock, unless we elect to cash settle or net share settle such forward sale agreement, on one or more dates specified by us on or prior to the maturity date of such forward sale agreement, subject to the satisfaction of certain conditions. Upon physical settlement or, if we so elect, net share settlement of such forward sale agreement, delivery of shares of our common stock in connection with such physical settlement or, to the extent we are obligated to deliver shares of our common stock, net share settlement will result in dilution to our earnings per share. If we elect cash settlement or net share settlement with respect to all or a portion of the shares of our common stock underlying a particular forward sale agreement, we expect that the relevant Forward Purchaser (or an affiliate thereof) will purchase a number of shares of our common stock necessary to satisfy its (or its affiliate’s) obligation to return the shares of our common stock borrowed from third parties in connection with the related hedging sales of shares of our common stock, adjusted, in the case of net share settlement, by any shares deliverable by or to us under that forward sale agreement. In addition, the purchase of shares of our common stock in connection with the relevant Forward Purchaser or its affiliate unwinding its hedge positions could result in an increase (or a reduction in the amount of any decrease) in the price of shares of our common stock over such time, thereby increasing the amount of cash we would owe to such Forward Purchaser (or decreasing the amount of cash such Forward Purchaser would owe us) upon a cash settlement of such forward sale agreement or possibly increasing the number of shares of our common stock we would deliver to such Forward Purchaser (or possibly decreasing the number of shares of our common stock such Forward Purchaser would deliver to us) upon net share settlement of such forward sale agreement.

Each Forward Purchaser will have the right to accelerate any forward sale agreement it may enter into with us with respect to all or any portion of the transaction underlying any forward sale agreement (except with respect to events specified in (1) and (3) below, where accelerated settlement is limited to the portion of shares whose settlement would address the relevant event or that is affected by the relevant event) and require us to physically settle such shares on a date specified by such Forward Purchaser if: (1) in such Forward Purchaser’s commercially reasonable judgment, it or its affiliate is unable to hedge (or maintain a hedge of) its exposure in a commercially reasonable manner under such forward sale agreement because insufficient shares of our common stock have been made available for borrowing by securities lenders or such Forward Purchaser or any of its affiliates would incur a stock borrow cost in excess of a specified threshold; (2) we declare any distribution, issue or dividend on shares of our common stock that constitutes an extraordinary dividend or is payable in (a) cash in excess of specified amounts (other than an extraordinary dividend), (b) securities of another company as a result of a spin-off or similar transaction or (c) any other type of securities (other than our common stock), rights, warrants or other assets for payment at less than the prevailing market price; (3) certain ownership thresholds applicable to such Forward Purchaser and its affiliates are or would be exceeded; (4) an event (a) is announced that if consummated would result in a specified extraordinary event (including certain mergers or tender offers, as well as certain events involving our nationalization, our insolvency or a delisting of our common stock) or (b) occurs that would constitute a hedging disruption or a change in law; or (5) certain other events of default or termination events occur, including, among others, any material misrepresentation made by us in connection with such forward sale agreement or our insolvency (each as more fully described in the relevant forward sale agreement).

A Forward Purchaser’s decision to exercise its right to accelerate a settlement of a particular forward sale agreement upon the occurrence of the events described above will be made irrespective of our interests, including our need for capital. In such cases, we could be required to issue and deliver shares of common stock under the settlement provisions of that particular forward sale agreement, irrespective of our capital needs, which would result in dilution to our earnings per share.

The forward sale price we expect to receive upon physical settlement of any forward sale agreement will be subject to adjustment on a daily basis based on a floating interest rate factor equal to a specified daily rate less a spread, to be agreed upon by us and the Forward Purchaser under the applicable forward sale agreement, and will be decreased on certain dates by amounts related to expected dividends on shares of our common stock during the term of such forward sale agreement. If the specified daily rate is less than the applicable spread on any day, the interest rate factor will result in a daily reduction of the forward sale price. If the market value of shares of our common stock during the relevant unwind period under a particular forward sale agreement is above the forward sale price, in the case of cash settlement, we would pay the applicable Forward Purchaser under the relevant forward sale agreement an amount in cash equal to the difference or, in the case of net share settlement, we would deliver to such Forward Purchaser a number of shares of our common stock having a value equal to the difference. Thus, we could be responsible for a potentially substantial cash or net share settlement payment. See “Plan of Distribution—Sales Through Forward Sellers” for more information on the forward sale agreements.

In certain bankruptcy or insolvency events, any forward sale agreement will automatically terminate, and we would not receive the expected proceeds from any forward sales of shares of our common stock.

If we file for or consent to a proceeding seeking a judgment in bankruptcy or insolvency or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights or if an appropriate regulatory or other authority takes similar action, any forward sale agreement that is then in effect will automatically terminate. If any such forward sale agreement so terminates, we would not be obligated to deliver to the relevant Forward Purchaser any shares of our common stock not previously delivered, and the relevant Forward Purchaser would be discharged from its obligation to pay the applicable forward sale price per share in respect of any shares of our common stock not previously settled under the applicable forward sale agreement. Therefore, to the extent that there are any shares of our common stock with respect to which any forward sale agreement has not been settled at the time of the commencement of any such bankruptcy or insolvency proceedings, we would not receive the relevant forward sale price per share in respect of those shares of our common stock.

Additional issuances of equity securities by us would dilute the ownership of our existing stockholders.

We may issue equity in the future in connection with acquisitions or strategic transactions, to adjust our ratio of debt to equity, including through repayment of outstanding debt, to fund expansion of our operations or for other purposes. We may issue shares of our common stock at prices or for consideration that is greater than or less than the price at which our common stock is offered and sold by the Agents. To the extent we issue additional equity securities, your percentage ownership of our common stock would be reduced.

The U.S. federal income tax treatment regarding cash settlement of a forward sale agreement is unclear and could jeopardize our ability to meet the REIT qualification requirements.

In the event that we elect to settle any forward sale agreement for cash and the settlement price is different than the applicable forward sale price, we will either receive a cash payment from or make a cash payment to the relevant Forward Purchaser. Under Section 1032 of the Internal Revenue Code of 1986, as amended (the “Code”), generally, no gain or loss is recognized by a corporation in dealing in its own stock, including pursuant to a “securities futures contract.” Although we believe that any amount received by us in exchange for our common stock would qualify for the exemption under Section 1032 of the Code, because it is unclear whether a forward sale agreement qualifies as a “securities futures contract,” the U.S. federal income tax treatment of any cash settlement payment we receive is uncertain. In the event that we recognize a significant gain from the cash settlement of a forward sale agreement, we might not be able to satisfy the gross income requirements applicable to REITs under the Code. In that case, if we are not able to rely upon the relief provisions under the Code, it could lead to the loss of our REIT status. Even if the relief provisions apply, we will be subject to a 100% tax on gross income attributable to the greater of the amount by which we fail the (1) 75% gross income test or (2) the 95% gross income test, multiplied in either case by a fraction intended to reflect our profitability, as discussed in the accompanying prospectus under “Certain Material U.S. Federal Income Tax Considerations.” In the event that these relief provisions are not available, we could lose our REIT status under the Code. In the event that we are required to make a significant payment in cash to settle a forward agreement, we might not be able to satisfy the distribution requirements applicable to REITs under the Code, absent additional debt or equity financing. In the event that we are unable to obtain additional debt or equity financing or rely on certain relief provisions, we could lose our REIT status under the Code.

The common stock offered hereby will be sold in “at the market offerings,” and investors who buy shares at different times will likely pay different prices.

Investors who purchase shares in this offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. We will have discretion, subject to market demand, to vary the timing, prices, and numbers of shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their shares as a result of share sales made at prices lower than the prices they paid.

Affiliates of certain of the Agents may receive benefits in connection with this offering.

As of the date of this prospectus supplement, affiliates of certain of the Agents in this offering are lenders under our debt instruments disclosed under “Use of Proceeds” and “Plan of Distribution”. To the extent that we use a portion of the net proceeds from this offering or from any forward sale agreement to repay the outstanding balance under our existing debt instruments, if any, such affiliates of the applicable Agents will receive their proportionate share of any amount that is repaid with the net proceeds from this offering or from any forward sale agreement. This transaction creates a potential conflict of interest because the Agents have an interest in the successful completion of this offering beyond the sales commissions they will receive. These interests may influence the decision regarding the terms and circumstances under which the offering is completed. For additional information, see “Plan of Distribution” in this prospectus supplement.

USE OF PROCEEDS

Our common stock having aggregate gross sales price of up to $250 million may be offered and sold from time to time pursuant to this prospectus supplement and the accompanying prospectus. Because there is no minimum offering amount required as a condition to close this offering, the actual total public offering amount, commissions, and proceeds, if any, are not determinable at this time. There can be no assurance that any of our common stock will be offered and sold or that we will fully utilize the Equity Sales Agreement as a source of financing.

We intend to use the net proceeds from any sales of shares of our common stock pursuant to this prospectus supplement or upon physical settlement of any forward sale agreement we may enter into with any of the Forward Purchasers for general corporate purposes, which may include, among other things, funding the acquisition of properties, working capital and capital expenditures, repaying outstanding indebtedness, or a combination of the foregoing. We will not receive any proceeds from any sale of borrowed shares of our common stock through an Agent, as Forward Seller, and all of such proceeds will be paid to the relevant Forward Purchaser (or an affiliate thereof).

We currently expect to fully physically settle each forward sale agreement, if any, with the relevant Forward Purchaser on one or more dates specified by us on or prior to the maturity date of such forward sale agreement, in which case we expect to receive aggregate net cash proceeds on each settlement date equal to the number of shares underlying such forward sale agreement that are being settled multiplied by the relevant forward sale price per share. However, subject to certain exceptions, we may also elect, in our sole discretion, to cash settle or net share settle all or any portion of our obligations under any forward sale agreement, in which case we may not receive any proceeds (in the case of cash settlement) or will not receive any proceeds (in the case of net share settlement), and we may owe cash (in the case of cash settlement) or shares of our common stock (in the case of net share settlement) to the relevant Forward Purchaser. For additional information, see “Plan of Distribution” in this prospectus supplement.

Pending application of the net proceeds, we may invest the net proceeds in short-term income-producing investments.

The amount and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds we receive from this offering.

As of the date of this prospectus supplement, affiliates of certain of the Agents in this offering are lenders under our revolving credit facility (“revolving credit facility”) and our delayed draw term loan facility (“term loan facility” and together with our revolving credit facility, “2024 credit facilities”) and our unsecured term loan (“2025 term loan”). To the extent that we use a portion of the net proceeds from this offering or from any forward sale agreement to repay the outstanding balance under our 2024 credit facilities and 2025 term loan, if any, such affiliates of the applicable Agents will receive their proportionate share of any amount that is repaid with the net proceeds from this offering or from any forward sale agreement. Likewise, to the extent that net proceeds from this offering or upon physical settlement of any forward sale agreement are applied to pay any other indebtedness of ours that may be held by any of the Agents or any of their respective affiliates, such Agents or affiliates, as the case may be, will receive proceeds of such offering or settlement through the repayment of that indebtedness.

If we enter into a forward sale agreement with any Forward Purchaser, we expect that such Forward Purchaser (or its affiliate) will attempt to borrow from third parties and sell, through the relevant Agent, acting as Forward Seller, shares of our common stock to hedge such Forward Purchaser’s exposure under such forward sale agreement. All of the net proceeds from the sale of any such borrowed shares will be paid to the applicable Forward Purchaser (or one or more of its affiliates). Each Forward Purchaser will be either an Agent or an affiliate of an Agent. As a result, an Agent or its affiliate will receive the net proceeds from any sale of borrowed shares of our common stock made in connection with any forward sale agreement. For additional information, see “Plan of Distribution—Other Relationships.”

PLAN OF DISTRIBUTION

We have entered into the Equity Sales Agreement with the Agents and the Forward Purchasers relating to shares of our common stock offered by this prospectus supplement and the accompanying prospectus pursuant to a continuous offering program. In accordance with the terms of the Equity Sales Agreement, an aggregate gross sales price of up to $250 million of shares of our common stock may be offered and sold from time to time through the Agents, as our sales agents or, as Forward Sellers, or directly to the Agents, as principals.

Sales of shares of our common stock, if any, under this prospectus supplement and the accompanying prospectus may be made in (1) negotiated transactions, which may include block trades, as the Company and such Agent may agree or (2) “at the market” offerings (as defined in Rule 415 under the Securities Act) by means of ordinary brokers’ transactions on the NYSE or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, by privately negotiated transactions (including block sales) or by any other methods permitted by applicable law.

The Agents will offer our common stock subject to the terms and conditions of the Equity Sales Agreement on any trading day or as otherwise agreed to. We will designate the maximum number of shares of our common stock to be sold through or to an Agent on any trading day, or otherwise as we and the applicable Agent and the applicable Forward Purchaser agree, and the minimum price per share at which such shares of our common stock may be sold. Subject to the terms and conditions of the Equity Sales Agreement, the Agents will use their commercially reasonable efforts to sell all of our common stock so designated. We may instruct the Agents not to sell shares of our common stock if the sales cannot be effected at or above the price designated by us in any such instruction. We, an Agent or a Forward Purchaser may suspend the offering of our common stock being made through the applicable Agent under the Equity Sales Agreement upon proper notice.

In connection with the sale of shares of our common stock, each Agent may be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation paid to each Agent (including, in the case of Agent, as Forward Seller, in the form of a reduction to the initial forward sale price under the related forward sale agreement) may be deemed to be underwriting commissions or discounts. We have agreed in the Equity Sales Agreement to provide indemnification and contribution to the Agents and the Forward Purchasers against certain civil liabilities, including liabilities under the Securities Act.

Our common stock is an “actively-traded security” excepted from the requirements of Rule 101 of Regulation M under the Exchange Act by Rule 101(c)(1) of Regulation M under the Exchange Act. If we have reason to believe that our common stock is no longer an “actively-traded security” as defined under Rule 101(c)(1) of Regulation M under the Exchange Act, we will promptly so notify the Agents, and sales of shares of our common stock under the Equity Sales Agreement will be suspended until that or other exemptive provisions have been satisfied in the judgment of us and the Agent. If an Agent, that is subject to a sale instruction, has reason to believe that the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the Exchange Act are not satisfied with respect to Curbline or the shares subject to such sale instruction, it shall promptly notify us.

The offering of shares of our common stock pursuant to the Equity Sales Agreement will terminate upon the earlier of (1) the sale of shares of our common stock subject to the Equity Sales Agreement (including shares sold by us to or through the Agents and borrowed shares sold through the Agents, as Forward Sellers) having an aggregate gross sales price of $250 million and (2) the termination of the Equity Sales Agreement by us, the Agents or the Forward Purchasers. An Agent or Forward Purchaser may terminate the Equity Sales Agreement at any time but only with respect to itself.

Commissions and Discounts

Each Agent will receive from us a commission that will not exceed, but may be lower than, 2.0% of the gross sales price of shares of our common stock sold through it as our sales agent under the Equity Sales Agreement. We may also agree with the applicable Agent to sell shares of our common stock using sales efforts and methods that may constitute “distributions” within the meaning of Rule 100 of Regulation M under the Exchange Act and for which we may agree to pay the applicable Agent a commission that may exceed 2.0% of the gross sales price.

In connection with each forward sale agreement, we will pay the applicable Agent, as Forward Seller, a commission (the “forward selling commission”), in the form of a reduction to the initial forward sale price under the related forward sale agreement, at a mutually agreed rate that will not exceed, but may be lower than, 2.0% of the gross sales price per share of our common stock sold through such Agent, as Forward Seller, during the applicable forward selling period for such shares.

Under the terms of the Equity Sales Agreement, we may also sell shares of our common stock to each of the Agents, as principal, at a price agreed upon at the time of sale. If we sell shares of our common stock to any Agent as principal, we will enter into a separate terms agreement with the Agent, setting forth the terms of such transaction, and we will describe the agreement in a separate prospectus supplement or pricing supplement.

We estimate that the total expenses payable by us in connection with the offering and sale of shares of our common stock pursuant to the Equity Sales Agreement, excluding commissions and discounts payable to the Agents but including expenses paid prior to the date of this prospectus supplement and any transaction fees, transfer taxes or similar charges imposed by any governmental or self-regulatory organization in connection with the sales, will not exceed $1.0 million.

Sales Through Forward Sellers

If we enter into a forward sale agreement with any Forward Purchaser, we expect that such Forward Purchaser or one of its affiliates will attempt to borrow from third parties and sell, through the relevant Agent, as Forward Seller, shares of our common stock to hedge such Forward Purchaser’s exposure under such forward sale agreement.

In connection with any forward sale agreement and our instructions accepted by the relevant Forward Purchaser and Agent, as Forward Seller, the relevant Agent, as Forward Seller, will use its commercially reasonable efforts to sell such shares of common stock, on the terms and subject to the conditions set forth in the Equity Sales Agreement and the relevant forward sale agreement. We will instruct such Agent as to the target amount of common stock to be sold by it as Forward Seller and may also instruct such Agent not to sell such common stock if the sales cannot be effected at or above a price designated by us. We or the applicable Agent, as Forward Seller, may at any time immediately suspend the offering of shares of our common stock through such Agent, as Forward Seller, upon notice to the other party.

Pursuant to each forward sale agreement, if any, we will have the right to issue and sell to the Forward Purchaser party thereto a specified number of shares of our common stock on the terms and subject to the conditions set forth therein, or, alternatively, to elect cash settlement or net share settlement, as described below, for all or any portion of such shares. We currently expect to fully physically settle each forward sale agreement, if any, with the relevant Forward Purchaser on one or more dates specified by us on or prior to the maturity date of such forward sale agreement. Upon physical settlement under a forward sale agreement, we will have the right to receive an amount of cash from the relevant Forward Purchaser equal to the product of (1) the relevant forward price per share under such forward sale agreement and (2) the number of shares of our common stock that are being physically settled. The initial forward price per share under each forward sale agreement will equal the product of (1) an amount equal to one minus the applicable forward selling commission and (2) the volume-

weighted average of the sales prices per share at which the borrowed shares of our common stock were sold by the relevant Agent, as Forward Seller, during the applicable forward hedge selling period in accordance with the Equity Sales Agreement to hedge the relevant Forward Purchaser’s exposure under such forward sale agreement (subject to adjustments to such volume-weighted average of the sales prices during the forward hedge selling period based on the same factors described in the next two sentences). Thereafter, the forward price will be subject to adjustment on a daily basis based on a floating interest rate factor equal to a specified daily rate less a spread. In addition, the forward price will be subject to decrease on certain dates specified in the relevant forward sale agreement by the amount per share of quarterly dividends we expect to declare on our common stock during the term of such forward sale agreement. If the specified daily rate is less than the applicable spread on any day, the interest rate factor will result in a daily reduction of the forward price. We will not receive any proceeds from any sale of borrowed shares of our common stock through an Agent, as Forward Seller, and all of such proceeds will be paid to the relevant Forward Purchaser (an affiliate thereof).

We expect that, before any issuance of shares of our common stock upon physical settlement or net share settlement of any forward sale agreement, the shares issuable upon settlement of such forward sale agreement will be reflected in our diluted earnings per share calculations using the treasury stock method. Under this method, the number of shares of our common stock used in calculating diluted earnings per share will be deemed to be increased by the excess, if any, of the number of shares that would be issued upon physical settlement of such forward sale agreement over the number of shares that could be purchased by us in the market (based on the average market price during the relevant forward hedge selling period) using the proceeds receivable upon settlement (based on the adjusted forward price at the end of the relevant reporting period). Consequently, prior to physical or net share settlement of the forward sale agreement and subject to the occurrence of certain events, we anticipate there will be no dilutive effect on our earnings per share as a result of such forward sale agreement except during periods when the average market price of our common stock is above the per share adjusted forward price of such forward sale agreement, subject to increase or decrease based on the specified daily rate less a spread, to be agreed upon by us and the Forward Purchaser under the applicable forward sale agreement, and subject to decrease by amounts related to expected dividends on our common stock during the term of that particular forward sale agreement. However, if we decide to physically or net share settle any forward sale agreement, delivery of shares of our common stock by us could result in dilution to our earnings per share.

We will generally have the right, in lieu of physical settlement of any forward sale agreement, to elect cash or net share settlement in respect of any or all of the shares of common stock subject to such forward sale agreement, subject to certain exceptions pursuant to such forward sale agreement. If we elect to cash or net share settle all or any part of any forward sale agreement, we would expect the relevant Forward Purchaser or one of its affiliates to purchase shares of our common stock in secondary market transactions over an unwind period so as to:

•

return shares of our common stock to securities lenders to unwind such Forward Purchaser’s hedge (after taking into consideration any shares of our common stock to be delivered by us to such Forward Purchaser, in the case of net share settlement); and

•	if applicable, in the case of net share settlement, deliver shares of our common stock to us to the extent required upon settlement of such forward sale agreement.

In general terms and subject to a particular forward sale agreement: if the market value of shares of our common stock during the relevant unwind period under a particular forward sale agreement is above the forward sale price, in the case of cash settlement, we would pay the applicable Forward Purchaser under the relevant forward sale agreement an amount in cash equal to the difference or, in the case of net share settlement, we would deliver to such Forward Purchaser a number of shares of our common stock having a value equal to the difference. If the market value of shares of our common stock during the relevant unwind period under a particular forward sale agreement is below the relevant forward sale price, in the case of cash settlement, we would be paid the difference in cash by a Forward Purchaser under the applicable forward sale agreement or, in the case of net share settlement, we would receive from such Forward Purchaser a number of shares of our common stock having a value equal to the difference. Any such difference could be significant and could result in our receipt of a significant amount of cash or number of shares of our common stock from such Forward Purchaser or require us to pay a significant amount of cash or deliver a significant number of shares of our common stock to such Forward Purchaser.

In addition, the purchase of our common stock by a Forward Purchaser or its affiliate to unwind the Forward Purchaser’s hedge position and settle its obligations could cause the price of our common stock to increase above the price that would have prevailed in the absence of those purchases (or prevent a decrease in such price), thereby increasing the amount of cash (in the case of cash settlement) or possibly the number of shares (in the case of net share settlement) that we would owe such Forward Purchaser upon settlement of the applicable forward sale agreement or decrease the amount of cash (in the case of cash settlement) or possibly the number of shares (in the case of net share settlement) that such Forward Purchaser would owe us upon settlement of the applicable forward sale agreement.

Each Forward Purchaser will have the right to accelerate any forward sale agreement it may enter into with us with respect to all or any portion of the transaction underlying any forward sale agreement (except with respect to events specified in (1) and (3) below, where accelerated settlement is limited to the portion of shares whose settlement would address the relevant event or that is affected by the relevant event) and require us to physically settle such shares on a date specified by such Forward Purchaser if: (1) in such Forward Purchaser’s commercially reasonable judgment, it or its affiliate is unable to hedge (or maintain a hedge of) its exposure in a commercially reasonable manner under such forward sale agreement because insufficient shares of our common stock have been made available for borrowing by securities lenders or such Forward Purchaser or any of its affiliates would incur a stock borrow cost in excess of a specified threshold; (2) we declare any distribution, issue or dividend on shares of our common stock that constitutes an extraordinary dividend or is payable in (a) cash in excess of specified amounts (other than an extraordinary dividend), (b) securities of another company as a result of a spin-off or similar transaction or (c) any other type of securities (other than our common stock), rights, warrants or other assets for payment at less than the prevailing market price; (3) certain ownership thresholds applicable to such Forward Purchaser and its affiliates are or would be exceeded; (4) an event (a) is announced that if consummated would result in a specified extraordinary event (including certain mergers or tender offers, as well as certain events involving our nationalization, our insolvency or a delisting of our common stock) or (b) occurs that would constitute a hedging disruption or a change in law; or (5) certain other events of default or termination events occur, including, among others, any material misrepresentation made by us in connection with such forward sale agreement or our insolvency (each as more fully described in the relevant forward sale agreement). A Forward Purchaser’s decision to exercise its right to accelerate the settlement of any forward sale agreement and to require us to physically settle the relevant shares will be made irrespective of our interests, including our need for capital. In such cases, we could be required to issue and deliver shares of our common stock under the terms of the physical settlement provisions of the applicable forward sale agreement irrespective of our capital needs, which would result in dilution to our earnings per share.

In addition, upon certain events of bankruptcy or insolvency relating to us, any forward sale agreement will terminate without further liability of the parties thereto. Following any such termination, we would not issue any shares of our common stock or receive any proceeds pursuant to such forward sale agreement.

The descriptions of certain provisions of the forward sale agreements appearing above and elsewhere in this prospectus supplement are not complete and are subject to, and qualified in their entirety by reference to, the terms and provisions of such forward sale agreements. A form of the master forward sale agreement is included as an exhibit to the Equity Sales Agreement, and the Equity Sales Agreement has been or will be filed as an exhibit to a document incorporated by reference in the accompanying prospectus and may be obtained as described under “Incorporation of Certain Information by Reference” in the accompanying prospectus.

Settlement Procedures

Each Agent will provide written confirmation to us following the close of trading on the NYSE on each day during which shares of our common stock were sold by the Agent under the Equity Sales Agreement. Each confirmation will include the number of shares of our common stock sold on that day, the aggregate gross sales proceeds received from the sale of such shares of our common stock, the aggregate net proceeds to us or the applicable Forward Purchaser and the aggregate commission payable by us to the Agent with respect to such sales.

Settlement for sales of shares of our common stock will occur, unless the parties agree otherwise, on the first business day that is also a trading day following the trade date on which such sales were made. Settlement dates for forward sale agreements will be agreed upon with the Forward Purchaser. There are no agreements for funds to be received in escrow, trust or similar relationship.

Reporting

We will deliver to the NYSE copies of this prospectus supplement and the accompanying prospectus pursuant to the rules of the NYSE. Unless otherwise required, we will report at least quarterly the number of shares of our common stock sold through the Agents under the Equity Sales Agreement and the net proceeds to us, together with any other information that we reasonably believe is required to comply with the Securities Act and the Exchange Act.

Other Relationships

The Agents, Forward Purchasers and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Agents, Forward Purchasers and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

As of the date of this prospectus supplement, affiliates of certain of the Agents in this offering are lenders under our 2024 credit facilities and 2025 term loan. As described above under “Use of Proceeds,” we may use a portion of the net proceeds from this offering or from any forward sale agreement to repay the outstanding balance under our 2024 credit facilities and 2025 term loan, if any, such affiliates of the applicable Agents therefore may receive their proportionate share of any amount that is repaid with the net proceeds from this offering or from any forward sale agreement. Likewise, to the extent that net proceeds from this offering or upon physical settlement of any forward sale agreement are applied to pay any other indebtedness of ours that may be held by any of the Agents or any of their respective affiliates, such Agents or affiliates, as the case may be, will receive proceeds of such offering or settlement through the repayment of that indebtedness.

In addition, in the ordinary course of their various business activities, the Agents, Forward Purchasers and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve our securities and instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The Agents, Forward Purchasers and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

If we enter into a forward sale agreement with any Forward Purchaser, we expect that such Forward Purchaser (or its affiliate) will attempt to borrow from third parties and sell, through the relevant Agent, acting as

Forward Seller, shares of our common stock to hedge such Forward Purchaser’s exposure under such forward sale agreement. All of the net proceeds from the sale of any such borrowed shares will be paid to the applicable Forward Purchaser (or one or more of its affiliates). Each Forward Purchaser will be either an Agent or an affiliate of an Agent. As a result, an Agent or its affiliate will receive the net proceeds from any sale of borrowed shares of our common stock made in connection with any forward sale agreement.

LEGAL MATTERS

Venable LLP will pass upon the validity of the common stock offered by this prospectus supplement. King & Spalding LLP will pass upon certain tax matters related to the Company. Sidley Austin LLP will act as counsel to the Agents and the Forward Purchasers.

EXPERTS

The financial statements incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2024 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC in connection with, among other offerings of securities, the offering of shares of our common stock pursuant to this prospectus supplement. We are subject to the information and periodic reporting requirements of the Exchange Act and we file annual, quarterly and current reports and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s website at www.sec.gov. Our SEC filings are also available in the investor relations portion of our website at www.curbline.com. The information on, or accessible through, our website is not part of this prospectus supplement and the accompanying prospectus unless specifically incorporated herein by reference.

This prospectus supplement and the accompanying prospectus do not contain all of the information included in the registration statement. If a reference is made in this prospectus supplement or the accompanying prospectus to any of our contracts or other documents filed or incorporated by reference as an exhibit to the registration statement, the reference may not be complete, and you should refer to the filed copy of the contract or document.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus certain information we file with the SEC prior to the termination of the applicable offering of shares of our common stock pursuant to this prospectus supplement, which means that we can disclose important information to you by referring you to those documents. Any statement contained in this prospectus supplement, the accompanying prospectus or a document incorporated by reference in this prospectus supplement or the accompanying prospectus will be deemed to be modified or superseded for purposes of this prospectus supplement or the accompanying prospectus to the extent that a statement contained herein or therein, or in any other subsequently filed document that also is deemed to be incorporated herein or therein by reference, modifies or supersedes such statement. A statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus. We incorporate by reference the documents listed below that were filed by us with the SEC and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement but prior to the termination of this offering; provided, however, that we are not incorporating by reference any information furnished to (but not filed with) the SEC:

•	Annual Report on Form 10-K for the year ended December 31, 2024, which incorporates certain sections of our Definitive Proxy Statement on Schedule 14A filed on March 26, 2025;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025 and June 30, 2025;

•	Current Reports on Form 8-K filed on March 31, 2025, May 9, 2025, June 26, 2025, July 17, 2025 and September 29, 2025; and

•

the description of the Company’s capital stock contained in the Company’s Information Statement, filed as Exhibit 99.1  to the Company’s Registration Statement on Form 10 (Commission File No. 001-42265) filed on September 3, 2024, as amended by any subsequently filed amendments and reports updating such description.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by telephone at (216) 755-5500 or by writing to us at the following address:

CURBLINE PROPERTIES CORP.

320 PARK AVENUE

NEW YORK, NEW YORK 10022

PROSPECTUS

CURBLINE PROPERTIES CORP.

Common Stock

Preferred Stock

Depositary Shares

Warrants

Curbline Properties Corp. may, from time to time, offer and sell shares of its common stock, preferred stock, depositary shares representing preferred stock and warrants. You should read this prospectus and any applicable prospectus supplement carefully before you invest. We may offer and sell these securities from time to time in one or more offerings.

We refer to common stock, preferred stock, depositary shares and warrants registered hereunder collectively as the “securities” in this prospectus. We may sell these securities directly to you, through underwriters, dealers or agents we select, or through a combination of these methods.

Each time that we sell securities under this prospectus, we will provide a prospectus supplement or other offering material that will contain specific information about the terms of that offering.

Curbline Properties Corp. common stock is traded on the New York Stock Exchange under the symbol “CURB.”

Investment in our securities involves risk. See “Risk Factors” beginning on page 5 of this prospectus, the risk factors in our periodic reports filed from time to time with the Securities and Exchange Commission and any risk factors set forth in the accompanying prospectus supplement and in the documents incorporated by reference into the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated October 1, 2025.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf process, we may sell common stock, preferred stock, depositary shares and warrants in one or more offerings.

This prospectus provides you with a general description of those securities. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement and any related free writing prospectus may also add to, update or change information contained in this prospectus. You should carefully read this prospectus, any applicable prospectus supplement and any free writing prospectus relating to the specific offering of securities together with the additional information described under the heading “Where You Can Find More Information.”

The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about the Company and the securities offered under this prospectus. That registration statement can be read at the SEC’s website as discussed under the heading “Where You Can Find More Information.”

You should rely only on the information contained in or incorporated by reference into this prospectus, the accompanying prospectus supplement or any applicable free writing prospectus in making a decision about whether to invest in our common stock. We have not, and the Agents, the Forward Sellers and the Forward Purchasers have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. This prospectus and the accompanying prospectus supplement do not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in any jurisdiction where it is unlawful to make such offer or solicitation. You should assume that the information appearing in this prospectus, the accompanying prospectus supplement, any applicable free writing prospectus and the documents incorporated by reference herein or therein is accurate only as of their respective dates or on the date or dates which are specified in these documents. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

Unless otherwise stated or the context otherwise requires, references in this prospectus to “Curbline,” “we,” “us” and “our” refer, collectively, to Curbline Properties Corp. and its consolidated subsidiaries, including Curbline Properties LP and its subsidiaries; and references to “the Company” refer only to Curbline Properties Corp. and not to any of its subsidiaries or affiliates.

CURBLINE PROPERTIES CORP.

Curbline Properties Corp. is a Maryland corporation that operates as a real estate investment trust (a “REIT”) for federal income tax purposes and primarily engages in the business of owning, leasing, acquiring, and managing convenience shopping centers positioned on the curbline of well-trafficked intersections and major vehicular corridors in suburban, high household income communities. The Company was incorporated in 2023. Curbline Properties LP (the “Operating Partnership”) is a Delaware limited partnership formed to serve as the Company’s majority-owned partnership subsidiary and to own, through affiliates, all of our real estate properties and assets.

On October 1, 2024, the Company, the Operating Partnership and SITE Centers Corp. (“SITE Centers”) entered into a Separation and Distribution Agreement, pursuant to which, among other things, SITE Centers transferred its portfolio of convenience shopping centers, $800.0 million of unrestricted cash and certain other assets, liabilities and obligations to Curbline and effected a pro rata special distribution of all of the outstanding shares of Curbline common stock to common shareholders of SITE Centers as of September 23, 2024.

Our executive offices are located at 320 Park Ave, New York, New York 10022, and our telephone number is (216) 755-5500. Our website is www.curbline.com. Information contained on our website is not a part of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Company files annual, quarterly and current reports and other information with the SEC. The Company’s SEC filings are available over the Internet at the SEC’s website at www.sec.gov. The Company’s SEC filings are also available in the investor relations portion of the Company’s website at www.curbline.com. The information on, or accessible through, our website is not part of this prospectus unless specifically incorporated herein by reference.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information in documents that have been filed with it. We have elected to use a similar procedure in connection with this prospectus and any prospectus supplement, which means that we can disclose important information about us by referring you to those documents that are considered part of this prospectus and any prospectus supplement. Any statement contained in this prospectus, any prospectus supplement or a document incorporated by reference in this prospectus or any prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus or any prospectus supplement to the extent that a statement contained herein or therein, or in any other subsequently filed document that also is deemed to be incorporated herein or therein by reference, modifies or supersedes such statement. A statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus or any prospectus supplement. We incorporate by reference the documents listed below that were filed by us with the SEC and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but prior to the termination of the offering of the securities described in this prospectus; provided, however, that we are not incorporating by reference any information furnished to (but not filed with) the SEC:

•	Annual Report on Form 10-K for the year ended December 31, 2024, which incorporates certain sections of our Definitive Proxy Statement on Schedule 14A filed on March 26, 2025;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025 and June 30, 2025;

•	Current Reports on Form 8-K filed on March 31, 2025, May 9, 2025, June 26, 2025, July 17, 2025 and September 29, 2025; and

•

the description of the Company’s capital stock contained in the Company’s Information Statement, filed as Exhibit 99.1 to the Company’s Registration Statement on Form 10 (Commission File No. 001-42265) filed on September 3, 2024, as amended by any subsequently filed amendments and reports updating such description.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by telephone at (216) 755-5500 or by writing to us at the following address:

Curbline Properties Corp.

320 Park Avenue

New York, New York 10022

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and any prospectus supplement and the documents incorporated by reference herein and therein contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, both as amended, with respect to our expectation for future periods. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be achieved. For this purpose, any statements contained herein that are not historical fact, including statements regarding the Company’s projected operational and financial performance, strategy, prospects and plans, may be deemed to be forward-looking statements. There are a number of important factors that could cause our results to differ materially from those indicated by such forward-looking statements, including, among other factors, (1) changes in the economic performance and value of our properties as a result of broad economic and local conditions, such as inflation, interest rate volatility and market reaction to tariffs and other trade policies; (2) changes in local conditions such as an increase or decrease in the supply of, or demand for, retail real estate space in our geographic markets; (3) the impact of changes in consumer trends, distribution channels, suburban population, retailing practices and the space needs of tenants; (4) our dependence on rental income which depends on the successful operations and financial condition of tenants, the loss of which, including as a result of downsizing or bankruptcy, could result in significant occupancy loss and negatively impact rental income from our properties; (5) our ability to enter into new leases and renew existing leases, in each case, on favorable terms; (6) our ability to identify, acquire, construct or develop additional properties that produce the cash flows that we expect and may be limited by competitive pressures, and our ability to manage our growth effectively and capture the efficiencies of scale that we expect from expansion; (7) potential environmental liabilities; (8) our ability to secure debt and equity financing on commercially acceptable terms or at all; (9) the illiquidity of real estate investments which could limit our ability to make changes to our portfolio to respond to economic or other conditions; (10) property damage, expenses related thereto and other business and economic consequences (including the potential loss of rental revenues) resulting from climate change, natural disasters, public health crises and weather-related factors in locations where we own properties, the ability to estimate accurately the amounts thereof and the sufficiency and timing of any insurance recovery payments related to such damages; (11) any change in strategy; (12) the effect of future offerings of debt and equity securities on the value of our common stock; (13) any disruption, failure or breach of the networks or systems on which we rely, including as a result of cyber-attacks; (14) impairment in the value of real estate property that we own; (15) changes in tax laws impacting REITs and real estate in general, as well as our ability to maintain REIT status and (16) our ability to retain and attract key management personnel. For additional factors that could cause our results to differ materially from those indicated in the forward-looking statements, please refer to our Annual Report on Form 10-K under “Item 1A. Risk Factors” and our subsequent reports filed with the SEC. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

RISK FACTORS

Investment in any securities offered pursuant to this prospectus involves risks. Before acquiring any offered securities pursuant to this prospectus, you should carefully consider the information contained or incorporated by reference in this prospectus or in any accompanying prospectus supplement, including the risk factors incorporated by reference to our most recent Annual Report on Form 10-K, as updated by our subsequent reports filed with the SEC, and the other information contained or incorporated by reference in this prospectus, as updated by our subsequent filings under the Exchange Act, and the risk factors and other information contained in the applicable prospectus supplement before acquiring any of such securities. The occurrence of any of these risks might cause you to lose all or a part of your investment in the offered securities.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, we intend to use the net proceeds from the sale of any of our securities under this prospectus for general corporate purposes, including working capital, investment in real estate and repayment of debt. Further details relating to the use of the net proceeds from the sale of securities under this prospectus will be set forth in the applicable prospectus supplement.

DESCRIPTION OF CAPITAL STOCK

We have summarized certain terms and provisions of the Company’s capital stock in this section. The summary is not complete. We have also filed the Company’s charter and bylaws as exhibits to the registration statement. The rights of the Company’s stockholders are also subject to Maryland law, under which the Company was incorporated. You should read the charter and bylaws for additional information before you buy any of our common stock or preferred stock.

As used in this section, references to “we,” “our” or “us” refer solely to Curbline Properties Corp. and not to any of its subsidiaries, unless otherwise expressly stated or the context otherwise requires.

Authorized Capital Stock

Under our charter, our authorized capital stock consists of 400,000,000 shares of common stock with a par value of $0.01 per share (“common stock”) and 100,000,000 shares of preferred stock with a par value of $0.01 per share (“preferred stock”). As of October 1, 2025, (a) 105,220,092 shares of our common stock were issued and outstanding and (b) no shares of preferred stock were issued and outstanding.

Common Stock

Voting Rights

Holders of our common stock are entitled to one vote per share on all matters voted on by stockholders, including election of our directors.

Dividend Rights

Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors, out of funds legally available therefor. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any preferred stock or any other class or series of shares of capital stock we may authorize and issue in the future.

Liquidation Rights

If the Company is liquidated, dissolved or involved in any winding-up, the holders of our common stock are entitled to receive ratably any assets remaining after we have fully paid all of our liabilities, including any preferential amounts we owe with respect to any preferred stock we may authorize and issue in the future.

Preemptive or Other Rights

Holders of our common stock do not have preemptive rights, which means that they have no right to acquire any additional shares of common stock that we may subsequently issue.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Internal Revenue Code of 1986 (the “Code”), not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year. “Individual” is defined in the Code to include certain entities. In addition, our capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Additionally, certain other requirements must be satisfied.

To help ensure that five or fewer individuals do not own more than 50% in value of our outstanding common stock, our charter provides that, subject to certain exceptions (including those set forth below), no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 8% of our outstanding common stock prior to an exempt holder reduction event or more than 9.8% of our outstanding common stock from and after an exempt holder reduction event, which we refer to as the ownership limit. Under our charter, an “exempt holder reduction event” means the date on which our board of directors determines, based on the annual written notice delivered by the exempt holder to us pursuant to our charter, that the beneficial ownership of the exempt holder is 7.5% or less of our outstanding common stock. Our charter provides that the “exempt holder” may own, or be deemed to own by virtue of the attribution provisions of the Code, no more than 17.5% of our outstanding common stock prior to an exempt holder reduction event. Pursuant to our charter, the “exempt holder” includes, collectively, (a) Professor Werner Otto, his wife Maren Otto and/or all descendants of Professor Werner Otto, including, without limitation, Alexander Otto, (b) trusts or family foundations established for the benefit of the individuals named in (a) above, and (c) any partnership, firm, corporation, association, trust, unincorporated organization, joint venture, limited liability company or other legal entity, in which the individuals or entities named under (a) hold (either directly or indirectly) more than 50% of the voting rights or more than 50% of the equity capital of any such partnership, firm, corporation, association, trust, unincorporated organization, joint venture, limited liability company, or other legal entity; provided that, from and after an exempt holder reduction event, no person, individually or collectively with any other persons, shall be, or shall be deemed an exempt holder for purposes of our charter.

As rent from a related party tenant (any tenant 10% of which is owned, directly or constructively, by a REIT, including an owner of 10% or more of a REIT) is not qualifying rent for purposes of the gross income tests under the Code, our charter provides that no individual or entity may own, or be deemed to own by virtue of the attribution provisions of the Code (which differ from the attribution provisions applied to the ownership limit), in excess of 9.8% of our outstanding common stock, which we refer to as the related party limit. In connection with our separation from SITE Centers, we entered into a waiver agreement pursuant to which we waived the related party limit contained in our charter that would otherwise have prohibited Alexander Otto and his family (and other persons who may be deemed to have constructive ownership of common stock owned by the Otto family) from constructively owning more than 9.8% of our outstanding common stock.

Our board of directors, with a ruling from the Internal Revenue Service (the “IRS”) or an opinion or other advice of counsel, may exempt a person from the ownership limit if the person would not be deemed an “individual” and may exempt a person from the related party limit if our board of directors is satisfied that the ownership will not then or in the future jeopardize our status as a REIT. Our board of directors may also exempt the exempt holder and any person who would constructively own common stock constructively owned by the exempt holder from the ownership limit in its sole discretion. As a condition of any exemption, our board of directors will require appropriate representations and undertakings from the applicant with respect to preserving our REIT status.

Finally, our charter prohibits any transfer of common stock that would cause us to cease to be a “domestically controlled qualified investment entity” as defined in Section 897(h)(4)(B) of the Code.

The preceding restrictions on transferability and ownership of common stock may apply even if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT. The ownership limit and the related party limit will not be automatically removed even if the REIT provisions of the Code are changed to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. In addition to preserving our status as a REIT, the effects of the ownership limit and the related party limit are to prevent any person or small group of persons from acquiring unilateral control of us. Any change in the ownership limit, other than modifications that may be made by our board of directors as permitted by our charter, requires an amendment to our charter, even if our board of directors determines that maintenance of REIT status is no longer in our best interests.

Our charter provides that upon a transfer or non-transfer event that results in a person beneficially or constructively owning common stock in excess of the applicable ownership limits or that results in us being “closely held” within the meaning of Section 856(h) of the Code, the person, which we refer to as a common stock prohibited owner, will not acquire or retain any rights or beneficial economic interest in the shares that would exceed such applicable ownership limits or result in us being closely held, which we refer to as common excess shares. Instead, the common excess shares will be automatically transferred to a person or entity unaffiliated with and designated by us to serve as trustee of a trust for the exclusive benefit of a charitable beneficiary to be designated by us within five days after the discovery of the transaction that created the common excess shares. The trustee will have the exclusive right to designate a person who may acquire the common excess shares without violating the applicable restrictions, which we refer to as a common stock permitted transferee, to acquire all of the shares held by the trust. The common stock permitted transferee must pay the trustee an amount equal to the fair market value (determined at the time of transfer to the permitted transferee) for the common excess shares. The trustee will pay to the common stock prohibited owner the lesser of (a) the value of the shares at the time they became common excess shares and (b) the price received by the trustee from the sale of the common excess shares to a common stock permitted transferee. The beneficiary will receive the excess of (x) the sale proceeds from the transfer to a common stock permitted transferee over (y) the amount paid to the common stock prohibited owner, if any, in addition to any dividends paid with respect to the common excess shares.

Our charter provides that all persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% of our outstanding common stock must give written notice to us stating the name and address of such person, the number of shares owned, and a description of how such shares are held each year by January 31. In addition, each of those stockholders must provide supplemental information that we may request, in good faith, in order to determine our status as a REIT.

Listing

Our common stock is listed on the NYSE under the symbol “CURB.”

Transfer Agent and Registrar

Computershare Trust Company, N.A. serves as the transfer agent and registrar for the common stock.

Preferred Stock

Our charter authorizes our board of directors to provide for the issuance of up to 100,000,000 shares of preferred stock, $0.01 par value per share, in one or more classes or series, with such terms, preferences, conversion or other rights, voting powers, restrictions, ownership limitations, limitations as to dividends or other distributions, qualifications and redemption provisions, as our board of directors may approve, subject to certain restrictions.

Prior to issuance of shares of preferred stock of any class or series, the terms and conditions of such preferred stock, including any convertible preferred stock, will be set forth in articles supplementary for the applicable series or class of preferred stock and described in the applicable prospectus supplement relating to the issuance of such preferred stock. Because our board of directors has the power to establish the preferences and rights of each class or series of preferred stock, it may afford the holders of any series or class of preferred stock preferences, powers, and rights senior to the rights of holders of common stock or other preferred stock, subject to certain restrictions. If we ever authorize, create and issue preferred stock with a distribution preference over common stock or other preferred stock, payment of any distribution preferences of new outstanding preferred stock would reduce the amount of funds available for the payment of distributions on the common stock and junior preferred stock. Further, holders of preferred stock are normally entitled to receive a preference payment if the Company liquidates, dissolves, or winds up before any payment is made to the common stockholders, likely reducing the amount common stockholders and junior preferred stockholders, if any, would otherwise receive upon such an occurrence. In addition, under certain circumstances, the issuance of additional preferred stock may delay, prevent, render more difficult or tend to discourage the following:

•	a merger tender offer, or proxy contest;

•	the assumption of control by a holder of a large block of the Company’s securities or

•	the removal of incumbent management.

Also, subject to certain restrictions, our board of directors, without stockholder approval, may issue additional preferred stock with voting and conversion rights that could adversely affect the holders of common stock or preferred stock.

DESCRIPTION OF DEPOSITARY SHARES

As used in this section, references to “we,” “our” or “us” refer solely to Curbline Properties Corp. and not to any of its subsidiaries, unless otherwise expressly stated or the context otherwise requires.

We may, at our option, elect to offer depositary shares rather than full shares of preferred stock. Each depositary share will represent ownership of and entitlement to all rights and preferences of a fraction of a share of preferred stock of a specified series or class (including dividend, voting, redemption and liquidation rights). The applicable fraction will be specified in a prospectus supplement. The shares of preferred stock represented by the depositary shares will be deposited with a depositary named in the applicable prospectus supplement, under a deposit agreement, among us, the depositary and the holders of the certificates evidencing depositary shares (“depositary receipts”). Depositary receipts will be delivered to those persons purchasing depositary shares in the offering. The depositary will be the transfer agent, registrar and dividend disbursing agent for the depositary shares. Holders of depositary receipts agree to be bound by the deposit agreement, which requires holders to take certain actions such as filing proof of residence and paying certain charges.

The summary of the terms of the depositary shares contained in this prospectus shall apply unless otherwise specified in the applicable prospectus supplement. This summary, as modified by any prospectus supplement, does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the deposit agreement, our charter and the form of articles supplementary for the applicable series or class of preferred stock.

Dividends

The depositary will distribute all cash dividends or other cash distributions received in respect of the series or class of preferred stock represented by the depositary shares to the record holders of depositary receipts in proportion to the number of depositary shares owned by such holders on the relevant record date, which will be the same date as the record date fixed by us for the applicable series or class of preferred stock. The depositary, however, will distribute only such amount as can be distributed without attributing to any depositary share a fraction of one cent, and any balance not so distributed will be added to and treated as part of the next sum received by the depositary for distribution to record holders of depositary receipts then outstanding.

In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary receipts entitled thereto, in proportion, as nearly as may be practicable, to the number of depositary shares owned by such holders on the relevant record date, unless the depositary determines (after consultation with us) that it is not feasible to make such distribution, in which case the depositary may (with our approval) adopt any other method for such distribution as it deems equitable and appropriate, including the sale of such property (at such place or places and upon such terms as it may deem equitable and appropriate) and distribution of the net proceeds from such sale to such holders.

Liquidation Preference

In the event of the liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of each depositary share will be entitled to the fraction of the liquidation preference accorded each share of the applicable series or class of preferred stock as set forth in the applicable prospectus supplement.

Redemption

If the series or class of preferred stock represented by the applicable series of depositary shares is redeemable, such depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of preferred stock held by the depositary. Whenever the Company redeems any preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the preferred stock so redeemed. The depositary will mail the notice of redemption promptly upon receipt of such notice from us to the record holders of the depositary receipts.

Voting

Promptly upon receipt of notice of any meeting at which the holders of the series or class of preferred stock represented by the applicable series of depositary shares are entitled to vote, the depositary will mail the information contained in such notice of meeting to the record holders of the depositary receipts as of the record date for such meeting. Each such record holder of depositary receipts will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the number of shares of preferred stock represented by such record holder’s depositary shares. The depositary will endeavor, insofar as practicable, to vote such preferred stock represented by such depositary shares in accordance with such instructions, and we will agree to take all action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will abstain from voting any of the preferred stock to the extent that it does not receive specific instructions from the holders of depositary receipts.

Withdrawal of Preferred Stock

Upon surrender of depositary receipts at the principal office of the depositary and payment of any unpaid amount due the depositary, and subject to the terms of the deposit agreement, the owner of the depositary shares evidenced thereby is entitled to delivery of the number of full shares of preferred stock and all money and other property, if any, represented by such depositary shares. Partial shares of preferred stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of full shares of preferred stock to be withdrawn, the depositary will deliver to such holder at the same time a new depositary receipt evidencing such excess number of depositary shares. Holders of preferred stock thus withdrawn will not thereafter be entitled to deposit such stock under the deposit agreement or to receive depositary receipts evidencing depositary shares therefor.

Amendment and Termination of Deposit Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time and from time to time be amended by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders (other than any change in fees) of depositary shares will not be effective unless such amendment has been approved by at least a majority of the depositary shares then outstanding. No such amendment may impair the right, subject to the terms of the deposit agreement, of any owner of any depositary shares to surrender the depositary receipt evidencing such depositary shares with instructions to the depositary to deliver to the holder the preferred stock and all money and other property, if any, represented thereby, except in order to comply with mandatory provisions of applicable law.

The deposit agreement will be permitted to be terminated by us upon not less than 30 days prior written notice to the applicable depositary if (i) such termination is necessary to preserve our status as a REIT or (ii) a majority of each series or class of preferred stock affected by such termination consents to such termination, whereupon such depositary will be required to deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by such holder, such number of whole or fractional shares of preferred stock as are represented by the depositary shares evidenced by such depositary receipts together with any other property held by such depositary with respect to such depositary receipts. The Company will agree that if the deposit agreement is terminated to preserve our status as a REIT, then we will use our best efforts to list the preferred stock issued upon surrender of the related depositary shares on a national securities exchange. In addition, the deposit agreement will automatically terminate if (i) all outstanding depositary shares thereunder shall have been redeemed, (ii) there shall have been a final distribution in respect of the related preferred stock in connection with any liquidation, dissolution or winding-up of the Company and such distribution shall have been distributed to the holders of depositary receipts evidencing the depositary shares representing such preferred stock or (iii) each share of preferred stock shall have been converted into stock of the Company not so represented by depositary shares.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the preferred stock and initial issuance of the depositary shares, and redemption of the preferred stock and all withdrawals of preferred stock by owners of depositary shares. Holders of depositary receipts will pay transfer, income and other taxes and governmental charges and certain other charges as are provided in the deposit agreement to be for their accounts. In certain circumstances, the depositary may refuse to transfer depositary shares, may withhold dividends and distributions and sell the depositary shares evidenced by such depositary receipt if such charges are not paid. The applicable prospectus supplement will include information with respect to fees and charges, if any, in connection with the deposit or substitution of the underlying securities, the receipt and distribution of dividends, the sale or exercise of rights, the withdrawal of the underlying security, and the transferring, splitting or grouping of receipts. The applicable prospectus supplement will also include information with respect to the right to collect the fees and charges, if any, against dividends received and deposited securities.

Miscellaneous

The depositary will forward to the holders of depositary receipts all notices, reports and proxy soliciting material from us which are delivered to the depositary and which we are required to furnish to the holders of preferred stock. In addition, the depositary will make available for inspection by holders of depositary receipts at the principal office of the depositary, and at such other places as it may from time to time deem advisable, any notices, reports and proxy soliciting material received from us which are received by the depositary as the holder of preferred stock. The applicable prospectus supplement will include information about the rights, if any, of holders of depositary receipts to inspect the transfer books of the depositary and the list of holders of depositary receipts.

Neither we nor the depositary assumes any obligation or will be subject to any liability under the deposit agreement to holders of depositary receipts other than for its negligence or willful misconduct. Neither we nor the depositary will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the deposit agreement. The obligations of the Company and the depositary under the deposit agreement will be limited to performance in good faith of their duties thereunder, and they will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. The Company and the depositary may rely on written advice of counsel or accountants, on information provided by holders of the depositary receipts or other persons believed in good faith to be competent to give such information and on documents believed to be genuine and to have been signed or presented by the proper party or parties.

In the event the depositary shall receive conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and us, on the other hand, the depositary shall be entitled to act on such claims, requests or instructions received from us.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the depositary, any such resignation or removal to take effect upon the appointment of a successor depositary and its acceptance of such appointment. Such successor depositary must be appointed within 60 days after delivery of the notice for resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $150,000,000.

DESCRIPTION OF WARRANTS

As used in this section, references to “we,” “our” or “us” refer solely to Curbline Properties Corp. and not to any of its subsidiaries, unless otherwise expressly stated or the context otherwise requires.

We may issue warrants for the purchase of shares of common stock, preferred stock or depositary shares, and may issue warrants independently or together with common stock, preferred stock or depositary shares or attached to or separate from such securities. We will issue each series of warrants under a separate warrant agreement and may appoint a bank or trust company as warrant agent, all as specified in the applicable prospectus supplement. Any warrant agent will act solely as our agent in connection with the warrants and will not act for or on behalf of warrant holders. The following summary sets forth certain general terms and provisions of the warrants that may be offered under this prospectus. Further terms of the warrants and applicable warrant agreements will be set forth in the applicable prospectus supplement. The terms of any warrants offered under a prospectus supplement may differ from the terms described below. You should read any applicable prospectus supplement relating to the terms of warrants being offered, as well as the complete warrant agreements and warrant certificates that contain the terms of the warrants.

The applicable prospectus supplement will describe the terms of the warrants in respect of which this prospectus is being delivered, including, where applicable, the following:

•	the title of such warrants;

•	the aggregate number of such warrants outstanding;

•	the price or prices at which such warrants will be issued;

•	the type and number of securities purchasable upon exercise of such warrants;

•	the designation and terms of the other securities, if any, with which such warrants are issued and the number of such warrants issued with each such offered security;

•	the date, if any, on and after which such warrants and the related securities will be separately transferable;

•	the price at which each security purchasable upon exercise of such warrants may be purchased;

•	the provisions, if any, for changes to or adjustments in the exercise price;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	the minimum or maximum amount of such warrants that may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	any anti-dilution protection;

•	a discussion of certain material U.S. federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the transferability, exercise and exchange of such warrants.

Warrant certificates will be exchangeable for new warrant certificates of different denominations and warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise or to any dividend payments or voting rights, as applicable, as to which holders of the common stock or preferred stock purchasable upon such exercise may be entitled.

Each warrant will entitle the holder to purchase for cash such number of shares of common stock, preferred stock or depository shares, at such exercise price as shall, in each case, be set forth, or be determinable as set forth, in the applicable prospectus supplement relating to the warrants offered thereby. Unless otherwise specified in the applicable prospectus supplement, holders of the warrants may exercise the warrants at any time up to the specified time on the expiration date that we set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will be void.

Warrants may be exercised as set forth in the applicable prospectus supplement relating to the warrants. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, the company will, as soon as practicable, forward the securities purchasable upon such exercise. If less than all of the warrants are presented by such warrant certificate of exercise, a new warrant certificate will be issued for the remaining amount of warrants.

CERTAIN PROVISIONS OF MARYLAND LAW AND CURBLINE PROPERTIES CORP.’S CHARTER AND BYLAWS

The following description of the terms of the Company’s charter and bylaws and of certain provisions of Maryland law is only a summary. For a complete description, we refer you to the applicable Maryland law and to our charter and bylaws, copies of which are filed as exhibits to the registration statement.

As used in this section, references to “we,” “our” or “us” refer solely to Curbline Properties Corp. and not to any of its subsidiaries, unless otherwise expressly stated or the context otherwise requires.

Initially Classified Board

Our charter initially divides our board of directors into three classes, designated Class I, Class II and Class III. The directors first appointed to Class I held office for a term expiring at the annual meeting of stockholders held in 2025, the directors first appointed to Class II will hold office for a term expiring at the annual meeting of stockholders to be held in 2026 and the directors first appointed to Class III will hold office for a term expiring at the annual meeting of stockholders to be held in 2027, and, in each case, until such directors’ successors are duly elected and qualify. At the annual meeting of stockholders held in 2025, the directors whose terms expired at that meeting were re-elected to hold office for a term expiring at the annual meeting of stockholders held in 2027. At the annual meeting of stockholders held in 2026 and each annual meeting of stockholders held thereafter, the successors to the directors whose terms expire will be elected to hold office for a term expiring at the annual meeting of stockholders held in the year following the year of their election (e.g., Class II directors elected at the 2026 annual meeting of stockholders will serve until the 2027 annual meeting of stockholders). Consequently, at the 2027 annual meeting of stockholders and at each annual meeting of stockholders thereafter, each director will stand for election and the board of directors will no longer be divided into classes.

Power to Increase or Decrease Authorized Shares of Capital Stock, Reclassify Unissued Shares of Common Stock, and Classify and Reclassify Unissued Shares of Preferred Stock

Our charter authorizes our board of directors, with the approval of a majority of the directors and without any action by stockholders, to amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have the authority to issue.

Our charter also contains a provision permitting our board of directors, by resolution and without approval of stockholders, to (a) reclassify any unissued common stock, (b) classify any unissued shares of preferred stock and (c) reclassify any previously classified but unissued shares of preferred stock of any class or series, in each case, into one or more classes or series of stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of any such stock, subject to certain restrictions, including the express terms of any class or series of stock outstanding at the time.

“Blank Check” Preferred Stock

Our charter authorizes “blank check” preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock.

Size of the Board; Vacancies; Removal

Our charter and bylaws provide that the number of directors on our board of directors may be fixed only by our board of directors. Our charter and bylaws provide that our board of directors may increase or decrease its size and any vacancy on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors then in office, even if the remaining directors do not constitute a quorum. Our charter also provides that stockholders may remove directors with or without cause by the affirmative vote of the holders of a majority of the shares entitled to vote generally in the election of directors; provided that as long as the directors are divided into classes, such removal shall only be for cause.

No Cumulative Voting

The Maryland General Corporation Law (“MGCL”) provides that stockholders can have the right to cumulate votes in the election of directors if the corporation’s charter provides for such rights and the terms on which such cumulative voting rights may be exercised. Our charter does not include a provision providing for any cumulative voting.

Stockholder Action by Written Consent

Our charter provides that stockholders may not act by written consent unless (a) such written consent is unanimous or (b) the action is advised, and submitted to the stockholders for approval, by our board of directors and the written consent of stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action is delivered to us in accordance with the MGCL. Stockholder action must otherwise take place at the annual or a special meeting of stockholders.

Special Meeting of Stockholders

The chair of our board of directors, our chief executive officer, our president or our board of directors may call a special meeting of stockholders. Subject to the provisions of our bylaws, a special meeting of our stockholders to act on any matter that may properly be brought before a meeting of our stockholders must also be called by our secretary upon the written request of the stockholders entitled to cast not less than a majority of all the votes entitled to be cast on such matter at the meeting and containing the information required by our bylaws.

Advance Notice of Stockholder Proposals and Nominations

Our bylaws establish advance notice procedures with respect to stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors.

Proxy Access

In addition to advance notice procedures, our bylaws include provisions permitting, subject to certain terms and conditions, stockholders who have maintained continuous qualifying ownership of at least 3% of our outstanding common stock for at least three years to use our annual meeting proxy statement to nominate a number of director candidates not to exceed the greater of two candidates or 20% of the number of directors in office.

Exclusive Forum

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, other than any action asserting solely claims arising under federal securities laws, (b) any claim, action or proceeding asserting a claim based on an alleged breach of any duty owed by any of our directors, officers or other employees to us or to our stockholders, (c) any claim, action or proceeding asserting a claim against us or any of our directors, officers or other employees arising under or pursuant to any provision of the MGCL, our charter or our bylaws or (d) any other claim, action or proceeding asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine shall be, in each case, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division.

Approval for Extraordinary Corporate Action

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, effect certain mergers or consolidations, sell all or substantially all of its assets, convert into another entity, engage in a share exchange or engage in a similar transaction outside the ordinary course of business unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter provides for approval of such extraordinary transactions if declared advisable by our board of directors and taken or approved by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter.

Business Combinations

Under the Maryland Business Combination Act (the “Business Combination Act”), certain “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, and, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•

any person (other than the trust or a subsidiary) who beneficially, directly or indirectly, owns 10% or more of the voting power of the corporation’s outstanding stock after the date on which the corporation had 100 or more beneficial owners of stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period before the date in question and after the date on which the corporation had 100 or more beneficial owners of its stock, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the corporation’s then-outstanding voting stock of the corporation.

A person is not an interested stockholder under the Business Combination Act if the board of directors of the corporation approves in advance the transaction by which the person otherwise would have become an interested stockholder. In approving the transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.

After the five-year prohibition, any business combination between the Maryland corporation and the interested stockholder generally must be recommended by the board of directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of outstanding voting stock of the board of directors other than voting stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the holders of the corporation’s common stock receive a minimum price, as defined under the Business Combination Act, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its stock.

As permitted under Maryland law, our board of directors has elected for us to opt out of the foregoing provisions on business combinations, provided that such business combination is first approved by our board of directors. However, we cannot assure you that our board of directors will not opt to be subject to such provisions in the future, including opting to be subject to such provisions retroactively.

Control Share Acquisitions

The Maryland Control Share Acquisition Act (the “MCSAA”) provides that a holder of control shares of a Maryland corporation acquired in a control share acquisition has no voting rights with respect to the control shares except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, by officers or by employees who are also directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares that, if aggregated with all other shares owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise or direct voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquirer is then entitled to vote as a result of having previously obtained shareholder approval or shares acquired directly from the corporation. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors to call a special meeting of shareholder to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquirer does not deliver an acquiring person statement as required by the statute, then the corporation may, subject to certain limitations and conditions, redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last acquisition of control shares by the acquiring person in a control share acquisition; or, if a meeting of stockholders is held at which the voting rights of the shares are considered and not approved, then as of the date of the meeting. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to exercise or direct the exercise of a majority of the voting power, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The MCSAA does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting any acquisition of our shares by any person from the foregoing provisions on control shares. In the event that our bylaws are amended to modify or eliminate this provision, certain acquisitions of outstanding shares of our common stock may constitute control share acquisitions and may be subject to the MCSAA.

Unsolicited Takeovers

The Maryland Unsolicited Takeover Act (Title 3, Subtitle 8 of the MGCL) (the “MUTA”) permits a Maryland corporation that has a class of equity securities registered under the Exchange Act and at least three independent directors to elect, by provision in its charter or bylaws or a resolution of its board of directors and without the need for stockholder approval, and notwithstanding any contrary provision in the charter or bylaws, to be subject to any or all of five provisions, including:

•	a classified board of directors;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•

a requirement that a vacancy on the board of directors be filled only by the affirmative vote of a majority of the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies; and

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a provision that a special meeting of stockholders must be called upon stockholder request only on the written request of stockholders entitled to cast a majority of the votes entitled to be cast at the meeting.

The MUTA also permits a Maryland corporation to “opt out” of any or all provisions of the MUTA with express language in its charter or a resolution of its board of directors. Our charter provides that we have opted out of the provisions of MUTA that would allow our board of directors to unilaterally classify itself unless such election is first approved by the affirmative vote of a majority of the votes cast on the matter by stockholders entitled to vote generally in the election of directors.

We have elected to be subject to the provision of the MUTA relating to the filling of vacancies on our board of directors. Through provisions in our charter and bylaws unrelated to the MUTA, (1) our board of directors is initially classified, (2) our board of directors has the exclusive power to fix the number of directors and (3) we require the request of stockholders who hold a majority of the shares of our outstanding common stock to call a special meeting.

Indemnification and Limitation of Directors’ and Officers’ Liability

Maryland law permits us to include a provision in our charter eliminating the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision that eliminates our directors’ and officers’ liability to us and our stockholders for money damages to the maximum extent permitted by Maryland law.

The MGCL requires a corporation (unless its charter or bylaws provide otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity and permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to or in which they may be made or threatened to be made a party or witness by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

The MGCL prohibits us from indemnifying a director or officer who has been adjudged liable in a suit by us or on our behalf or in which the director or officer was adjudged liable on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received; however, indemnification for an adverse judgment in a suit by us or on our behalf, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Our charter obligates us to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity; or

•

any individual who, while a director or officer of the Company and at its request, serves or has served as a director, officer, member, manager, partner or trustee of another corporation, REIT, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

We have entered into indemnification agreements with our directors and certain officers, which provide for indemnification to the maximum extent permitted by Maryland law. We also maintain a directors’ and officers’ insurance policy that insures our directors and officers from claims arising out of an alleged wrongful act by such person in their respective capacities as our directors and officers, subject to certain exceptions.

The limitation of liability and indemnification provisions that are in our charter may discourage stockholders from bringing a lawsuit against directors for failure to fulfill their statutory standard of conduct under Maryland law. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. However, these provisions do not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as an injunction or rescission in the event of a director’s failure to fulfill his or her statutory standard of conduct under Maryland law. The provisions do not alter the liability of directors under the federal securities laws.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following discussion describes certain material U.S. federal income tax considerations relating to the Company’s treatment as a REIT under the Code, and relating to the acquisition, ownership and disposition of shares of the Company’s common stock. If the Company offers equity securities other than common stock (such as preferred stock or depositary shares), or if any selling security holder sells such securities, information about any additional federal income tax consequences to holders of those securities will be included in the applicable prospectus supplements. Because this is only a summary, it may not contain all of the information that may be important in your specific circumstances. As you review this discussion, you should keep in mind that:

(1)	The tax considerations to you may vary depending on your particular tax situation;

(2)

Special rules that are not discussed below may apply to you if, for example, you are a tax-exempt organization, a broker-dealer, a trader in securities who elects a mark-to-market method of tax accounting, a non-U.S. person, a trust, an estate, a regulated investment company, a real estate investment trust, a controlled foreign corporation, a U.S. expatriate or former long-term resident, a person subject to the alternative minimum tax, a bank or other financial institution, an insurance company, you have a functional currency other than the U.S. dollar, you will hold our common stock as a position in a straddle, as part of a synthetic security or hedge, or as part of a conversion transaction or other integrated investment, or otherwise subject to special tax treatment under the Code;

(3)	This summary does not address state, local or non-U.S. tax considerations;

(4)	This summary deals only with persons who hold shares of the Company’s common stock as “capital assets” within the meaning of Section 1221 of the Code; and

(5)	This discussion is not intended to be, and should not be construed as, tax advice.

You are urged both to review the following discussion and to consult with an independent tax advisor to determine the effect of acquiring, owning and disposing of shares of the Company’s common stock in your individual tax situation, including any state, local or non-U.S. tax consequences.

The information in this section is based on the Code, final, temporary and proposed regulations promulgated by the U.S. Treasury Department, the legislative history of the Code, current administrative interpretations and practices of the IRS, and judicial decisions. The reference to IRS interpretations and practices includes IRS practices and policies reflected in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that received the ruling. In each case, these sources are relied on as they exist on the date of this prospectus. Future legislation, regulations, administrative interpretations and judicial decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively.

Tax Reform Legislation

Tax reform legislation commonly known as the Tax Cuts and Jobs Act, or TCJA, which generally took effect for taxable years beginning on or after January 1, 2018 (subject to certain exceptions), made many changes to the U.S. federal income tax laws that significantly impacted the taxation of individuals, corporations (both regular C corporations as well as corporations that have elected to be taxed as REITs), and the taxation of taxpayers with overseas assets and operations. Many of the TCJA’s changes were made permanent by legislation commonly known as the “One Big Beautiful Bill Act” (“OBBBA”), which was signed into law on July 4, 2025.

Taxation of the Company

The Company elected to be taxable as a REIT commencing with its initial taxable year ending December 31, 2024. The Company has received the opinion of King & Spalding LLP that, commencing with such taxable year, the Company has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its current organization and method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT. It must be emphasized that the opinion of King & Spalding LLP is based on various assumptions relating to the organization and operation of the Company. It is also conditioned upon factual representations and covenants made by the Company regarding its organization, assets and the past, present and future conduct of its business operations. While the Company intends to operate so that it will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in the Company’s circumstances, no assurance can be given by King & Spalding LLP or by the Company that it will so qualify for any particular future year. King & Spalding LLP has no obligation to advise the Company or the holders of the Company’s common stock of any subsequent change in the matters stated, represented or assumed in the opinion, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS or any court, and no assurance can be given that the IRS will not successfully challenge the conclusions set forth in such opinion.

If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on that portion of its ordinary income or capital gain that it distributes currently to its stockholders, because the REIT provisions of the Code generally allow a REIT to deduct dividends paid to its stockholders. This substantially eliminates the federal “double taxation” on earnings (taxation at both the corporate level and stockholder level) that usually results from an investment in a non-REIT “C” corporation. However, stockholders who are taxed at individual rates generally are taxed on dividends they receive from non-REIT “C” corporations at capital gains rates, whereas REIT dividends that are not designated as capital gain dividends are taxed at the higher ordinary income rates. In addition, stockholders who are taxed at the regular corporate rate will receive the benefit of a dividends received deduction on dividends from non-REIT “C” corporations that substantially reduces the effective rate that they pay on such dividends, whereas no such deduction is allowable with respect to REIT dividends. Still, income earned by a REIT and distributed currently to its stockholders generally will be subject to lower aggregate rates of federal income taxation than if such were earned by a non-REIT “C” corporation, subjected to corporate income tax, and then distributed to stockholders and subjected to tax either at capital gains rates or the effective rate paid by a corporate recipient entitled to the benefit of the dividends received deduction.

Even if the Company qualifies for taxation as a REIT, it will be subject to federal income taxation as follows:

•

The Company will be taxed at the regular corporate rate (currently 21%) on any undistributed REIT taxable income, including net capital gain that is not distributed to shareholders during, or within a specified time after, the calendar year in which the income is earned.

•

If the Company has (a) net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business or (b) other non-qualifying income from foreclosure property, the Company will be subject to tax at the corporate tax rate on such income.

•

The Company’s net income from “prohibited transactions” will be subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property (other than foreclosure property) held as inventory or otherwise primarily for sale to customers in the ordinary course of business.

•	If the Company fails to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintains qualification as a REIT because other requirements are met, the

Company will be subject to a tax equal to the gross income attributable to (1) the greater of either (a) the amount by which 75% of its gross income exceeds the amount qualifying under the 75% gross income test for the taxable year or (b) the amount by which 95% of its gross income exceeds the amount of its income qualifying for the 95% gross income test for the taxable year, multiplied in either case by (2) a fraction intended to reflect the Company’s profitability.

•

The Company will be subject to a 4% nondeductible excise tax on the excess of the required distribution for the calendar year (as described below) over the sum of amounts actually distributed in such calendar year, excess distributions from the preceding calendar year, and undistributed income on which the Company paid federal income tax. The required distribution for each calendar year is equal to the sum of:

•	85% of the Company’s REIT ordinary income for the year,

•	95% of the Company’s REIT capital gain net income for such year, and

•	any undistributed taxable income from prior taxable years.

•

The Company will be subject to a 100% penalty tax on some payments received from tenants or from the Company’s taxable REIT subsidiaries, on certain expenses deducted by the Company’s taxable REIT subsidiaries, and on certain services provided to the Company by its taxable REIT subsidiaries, if arrangements involving the Company’s taxable REIT subsidiaries are not comparable to similar arrangements among unrelated parties.

•

If the Company acquires any assets from a regular “C” corporation in a transaction in which the basis of the assets in the Company’s hands is determined by reference to the basis of the assets (or any other property) in the hands of the “C” corporation, the Company would have to pay corporate income tax, at the applicable corporate tax rate, on the “built-in gain” with respect to those assets if the Company were to dispose of those assets within five years after acquiring them. Built-in gain is the amount by which an asset’s fair market value exceeds its adjusted tax basis at the time the Company acquires the asset.

•

If the Company fails to satisfy one of the REIT asset tests (other than certain de minimis failures), but nonetheless maintains its qualification as a REIT because other requirements are met, the Company will be subject to a tax equal to the greater of $50,000 or the amount determined by multiplying the net income generated by the non-qualifying assets during the period of time that the Company held the assets as non-qualifying assets by the highest rate of tax applicable to corporations.

•

If the Company fails to satisfy certain of the REIT qualification requirements under the Code (other than the gross income and asset tests), and the failure is due to reasonable cause and not willful neglect, the Company may be required to pay a penalty of $50,000 for each such failure.

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If the Company fails to comply with the requirements to send annual letters to certain shareholders requesting information regarding the actual ownership of the Company’s outstanding stock and the failure was not due to reasonable cause or was due to willful neglect, the Company will be subject to a $25,000 penalty or, if the failure is intentional, a $50,000 penalty.

•

If the Company elects to retain and pay federal income tax on its net long-term capital gain, in which case a stockholder would include in its proportionate share of the Company’s undistributed long-term capital gain in its income, would be allowed a credit for its proportionate share of the tax it is deemed to have paid, and an adjustment would be made to increase the stockholder’s basis in the Company’s common stock.

In addition, notwithstanding the Company’s status as a REIT, the Company also may have to pay certain state and local income taxes, because not all state and local jurisdictions treat REITs the same as they are treated for federal income tax purposes. Moreover, the Company’s taxable REIT subsidiary (as further described below) is subject to federal, state and local corporate income taxes on its net income.

Relief Provisions

The Code provides relief from violations of the REIT qualification requirements in certain circumstances which, if available, would allow the Company to continue to be taxable as a REIT. For example, relief may be available for a violation of the REIT gross income requirements, as described below under “Operational Requirements—Gross Income Tests,” in cases where a violation is due to reasonable cause and not willful neglect, and other requirements are met, including the payment of a penalty tax that is based upon the magnitude of the violation. In addition, the Code includes provisions that extend similar relief in the case of certain violations of the REIT asset requirements (see “Operational Requirements—Asset Tests” below) and other REIT requirements, again provided that the violation is due to reasonable cause and not willful neglect, and other conditions are met, including the payment of penalty tax. If the Company fails to satisfy any of the various REIT requirements, there can be no assurance that these relief provisions would be available to enable the Company to maintain its qualification as a REIT. Even if these relief provisions are available to the Company, the amount of any resultant penalty tax could be substantial and impair its ability to maintain operations or make distributions to the Company’s stockholders.

Requirements for Qualification as a REIT

In order for the Company to qualify as a REIT, it must meet and continue to meet the requirements discussed below relating to its organization, sources of income, nature of assets and distributions of income to its stockholders.

Organizational Requirements

In order to qualify for taxation as a REIT under the Code, the Company must meet tests regarding its income and assets described below. The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation, but for the REIT rules set forth in Sections 856 through 859 of the Code;

(4)	that is neither a financial institution nor an insurance company subject to certain provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)	not more than 50% in value of the outstanding shares of which is owned, actually or constructively, by or for five or fewer individuals (as defined in the Code to include certain entities);

(7)

that makes an election to be a REIT (or has made such election for a previous taxable year which has not been revoked or terminated) and satisfies all relevant filing and other administrative requirements that must be met in order to elect and maintain REIT status;

(8)	that uses a calendar year for federal income tax purposes;

(9)	that does not have at the end of any taxable year any undistributed earnings and profits that were accumulated in any taxable year to which the provisions of Sections 856 through 859 did not apply;

(10)	that meets certain other tests, described below, regarding the nature of its income and assets and the amount of its distributions to shareholders; and

(11)	that has not been a party to certain tax-deferred spin-off transactions.

The Code provides that conditions (1), (2), (3) and (4) above must be met during the entire taxable year, that condition (5) above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year, and that condition (6) must be met during the last half of each taxable year. For purposes of determining stock ownership under condition (6) above, a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is treated as an individual. A pension trust that is qualified under Section 401(a) of the Code, however, generally is not considered an individual, and beneficiaries of such trust are treated as holding shares of a REIT in proportion to their actuarial interests in such trust for purposes of condition (6) above. Finally, the Company will be treated as having met condition (6) above if the Company complies with certain Treasury Regulations for ascertaining the ownership of its outstanding stock and if the Company did not know (or after the exercise of reasonable diligence would not have known) that its stock was sufficiently closely held during such year to cause the Company to fail condition (6).

The Company believes that it has been organized, has operated and has issued sufficient shares of beneficial ownership with sufficient diversity of ownership to allow the Company to satisfy each of the above conditions. In addition, the Company’s organizational documents contain restrictions regarding the transfer and ownership of stock that are intended to assist the Company in continuing to satisfy conditions (5) and (6) above but without causing the Company to violate the freely transferable shares requirement described in condition (2) above. See “Description of Curbline Properties Corp. Capital Stock—Restrictions on Ownership and Transfer” for additional information. These restrictions, however, may not ensure that we will be able to satisfy the share ownership requirements in all cases.

Qualified REIT Subsidiaries

For purposes of the requirements described herein, any corporation the Company owns that is a qualified REIT subsidiary will not be treated as a corporation separate from the Company and all of its assets, liabilities, and items of income, deduction and credit will be treated as the Company’s assets, liabilities and items of income, deduction and credit. A qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary (as described below under “Operational Requirements—Asset Tests”), all of the capital stock of which is owned by a REIT.

Interests in Partnerships

In the case of a REIT that is a partner in an entity or arrangement treated as a partnership for federal tax purposes, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the requirements described herein. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of the REIT requirements, including the asset and income tests described below. As a result, the Company’s proportionate share of the assets, liabilities and items of income of the Operating Partnership and of any other partnership, joint venture, limited liability company or other entity treated as a partnership for federal tax purposes in which it directly or indirectly through the Operating Partnership or disregarded entities owns an interest, will be treated as the Company’s assets, liabilities and items of income.

For partnership taxable years beginning after December 31, 2017, liability is imposed on a partnership (rather than its partners) for adjustments to reported partnership taxable income resulting from audits or other tax proceedings. The liability can include an imputed underpayment of tax, calculated by using the highest marginal U.S. federal income tax rate, as well as interest and penalties on such imputed underpayment of tax. Using certain rules, partnerships may be able to transfer these liabilities to their partners. In the event any adjustments are imposed by the IRS on the taxable income reported by the Operating Partnership or any of our subsidiary partnerships, we intend to utilize the audit rules to the extent possible to allow us to transfer any liability with respect to such adjustments to the partners of the Operating Partnership or the partners of any subsidiary partnership who should properly bear such liability. However, there is no assurance that we will qualify under those rules or that we will have the authority to use those rules under the operating agreements for certain of our subsidiary partnerships.

Taxable REIT Subsidiaries

A REIT is also permitted to own up to 100% of the stock of one or more “taxable REIT subsidiaries.” The subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary. In addition, if a taxable REIT subsidiary owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will automatically be treated as a taxable REIT subsidiary of the parent REIT. A taxable REIT subsidiary is subject to federal, state and local income tax as a regular “C” corporation.

Generally, a taxable REIT subsidiary may earn income that would not be qualifying income under the REIT income tests if earned directly by the parent REIT. Several provisions in the Code regarding the arrangements between a REIT and its taxable REIT subsidiary ensure, however, that the taxable REIT subsidiary will be subject to an appropriate level of federal income tax. For example, the Code limits the ability of a taxable REIT subsidiary to deduct interest payments made to its parent REIT in excess of a certain amount. In addition, the Code imposes a 100% tax on transactions between a taxable REIT subsidiary and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. Moreover, the total value of any securities held by a REIT in all of its taxable REIT subsidiaries cannot exceed 20% (25% for taxable years beginning after December 31, 2025) of the REIT’s total asset value.

Under amendments made by TCJA to Section 172 of the Code, to the extent one or more of the Company’s taxable REIT subsidiaries have net operating loss carryforwards arising from losses sustained in taxable years beginning after December 31, 2017, the deduction for such carryforwards is limited to 80% of the taxable REIT subsidiary’s taxable income, and any unused portion of losses arising in taxable years ending after December 31, 2017 may not be carried back, but may be carried forward indefinitely.

Operational Requirements—Gross Income Tests

To maintain qualification as a REIT, the Company must satisfy annually two gross income requirements.

•

At least 75% of gross income for each taxable year must be derived directly or indirectly from certain sources including “rents from real property,” certain interests from mortgages on real property, gains from the sale of real property or mortgages on real property and from other specified sources, including qualified temporary investment income, as described below. This is referred to as the 75% Income Test.

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At least 95% of gross income for each taxable year must be derived from certain sources, including the sources of income that may be received for purposes of the 75% income tests, dividends, interest, gains from the sale or disposition of stock or securities and other specified sources. This is referred to as the 95% Income Test.

For purposes of both the 75% and 95% gross income tests, gross income excludes gross income from (i) dispositions of property held primarily for sale to customers in the ordinary course of a trade or business, (ii) certain foreign currency income and (iii) income and gain from certain hedging transactions.

The rents the Company will receive or be deemed to receive will qualify as “rents from real property” for purposes of satisfying the gross income requirements for a REIT if the following conditions are satisfied:

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The amount of rent received from a tenant must not be based in whole or in part on the income or profits of any person; however, an amount received or accrued generally will not be excluded from the term

“rents from real property” solely by reason of being based on a fixed percentage or percentages of gross receipts or sales;

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In general, neither the REIT, nor a direct or constructive owner of 10% or more of the REIT’s stock, may directly or constructively own 10% or more of the ownership interests in a tenant, or a subtenant of the tenant (in which case only rent attributable to the subtenant is disqualified);

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If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, as determined based on the average of the fair market values as of the beginning and end of the taxable year, the portion of the rent attributable to personal property will not qualify as “rents from real property”; and

•

A REIT may operate or manage its properties or provide services with respect to its properties, and the income derived therefrom will qualify as “rents from real property,” if the services are “usually or customarily rendered” in connection with the rental of space only and are not otherwise considered “rendered to the occupant.” Customary services that are not provided to a particular tenant (e.g., furnishing heat and light, the cleaning of public entrances and the collection of trash) can be provided directly by the REIT. If the services provided by the Company with respect to a property are noncustomary, the income attributable to such services will constitute “impermissible tenant service income” which is nonqualifying gross income for purposes of the 95% and 75% Income Tests. In addition, if such income exceeds one percent of all amounts received or accrued with respect to that property (the “1% De Minimis Test”), then all of the amounts received from the tenants of that property, including their rent payments, will fail to qualify as “rents from real property.” For purposes of the 1% De Minimis Test, the value of the noncustomary services is deemed to be not less than (but could be more than) 150% of the Company’s direct costs of providing the noncustomary services.

Noncustomary services do not create impermissible tenant service income if they are provided through a taxable REIT subsidiary or by an independent contractor from whom the Company does not derive any income, who is adequately compensated for such service, who retains a separate charge from the tenants with respect to the services it provides to them, and who is not related to the Company under certain relationship tests. Services that are customarily offered by comparable properties in the relevant market but which are considered to be rendered “to the occupant” may be provided through an independent contractor retained by the REIT, even though the contractor does not receive a separate charge from the tenant.

The Company believes that the bulk of its income qualifies under the 75% Income Test and the 95% Income Test as rents from real property in accordance with the requirements described above. In this regard, the Company believes that most of its leases are for fixed rentals with annual “consumer price index” or similar adjustments and that none of the rentals under the leases will be based on the net income or net profits of any person, although certain rentals under leases with retail tenants may be based on the gross sales of such retail tenant. In addition, none of the Company’s tenants are believed to be related-party tenants. The Company believes that the rent attributable to personal property does not exceed 15% of the total rent received under any lease. The Company also believes that all or most of the services to be performed with respect to its properties are those usually or customarily rendered in connection with the rental of real property and not rendered to the occupant(s) of such property. The Company anticipates that in most cases any non-customary services that would create nonqualifying gross income in excess of the 1% De Minimis Test amount for any property are or will be provided by a taxable REIT subsidiary or, alternatively, by an independent contractor that is adequately compensated, from whom the REIT derives no income and who retains a separate charge from the tenants for services it performs to them. The Company does not believe the amounts of non-qualifying income generated by it or its operating subsidiaries is or will be of a magnitude large enough to cause the Company to fail any of the income tests required for qualification as a REIT. The Company can give no assurance, however, that the actual future sources of its gross income will allow the Company to satisfy the 75% Income Test and the 95% Income Test described above.

Notwithstanding the failure to satisfy one or both of the 75% Income and the 95% Income Tests for any taxable year, an entity may still qualify as a REIT for that year if the entity is eligible for relief under specific provisions of the Code. These relief provisions generally will be available if:

•	the failure to meet these tests was due to reasonable cause and not due to willful neglect; and

•

following the identification of the failure to meet the 75% Income Test or 95% Income Test for any taxable year, the REIT files a schedule with the IRS setting forth each item of its gross income for purposes of such tests for such taxable year in accordance with Treasury Regulations.

It is not possible, however, to state whether, in all circumstances, the Company would be entitled to the benefit of these relief provisions. For example, if the Company fails to satisfy the gross income tests because nonqualifying income that it intentionally accrues or receives exceeds the limits on nonqualifying income, the IRS could conclude that the Company’s failure to satisfy the tests was not due to reasonable cause. In addition, as discussed above in “—General—Taxation of the Company,” even if these relief provisions apply, a tax would be imposed on the net income attributable to the amount by which the Company fails to satisfy the applicable gross income test. The Company may not always be able to comply with the gross income tests for REIT qualification despite periodic monitoring of its income.

Operational Requirements—Asset Tests

At the close of each quarter of the Company’s taxable year, a REIT also must satisfy a number of tests, referred to here as the Asset Tests, relating to the nature and diversification of the REIT’s assets. For purposes of the Asset Tests, a REIT is not treated as owning the stock of a qualified REIT subsidiary or an equity interest in any entity treated as a partnership or otherwise disregarded for U.S. federal income tax purposes. Instead, a REIT is treated as owning all of the assets of a qualified REIT subsidiary or disregarded entity and its proportionate share of the assets held by any entity treated as a partnership for federal income tax purposes.

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First, at least 75% of the value of a REIT’s total assets must be represented by real estate assets, cash, cash items and government securities. The term “real estate assets” includes real property, mortgages on real property, shares in other qualified REITs, property attributable to the temporary investment of new capital and a proportionate share of any real estate assets owned by a partnership in which the REIT is a partner or of any qualified REIT subsidiary of the REIT. Real estate assets include debt instruments of publicly offered REITs and certain personal property that is leased in connection with real property.

•	Second, no more than 25% of the REIT’s total assets may be represented by securities other than those in the 75% asset class.

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Third, of the investments included in the 25% asset class, subject to certain exceptions, the value of any one issuer’s securities that a REIT owns may not exceed 5% of the value of the REIT’s total assets. Additionally, a REIT may not own more than 10% of the voting power or value of any one issuer’s outstanding securities. The 5% and 10% Asset Tests do not apply to securities of a taxable REIT subsidiary.

•	Fourth, no more than 20% (25% for taxable years beginning after December 31, 2025) of the value of a REIT’s total assets may consist of the securities of one or more taxable REIT subsidiaries.

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Fifth, not more than 25% of the value of a REIT’s total assets may consist of debt instruments issued by publicly offered REITs to the extent not secured by real property or interests in real property.

The Company must satisfy the Asset Tests at the close of each calendar quarter. A REIT will not lose REIT status for a failure to satisfy the Asset Tests at the end of a later quarter in which the REIT has not acquired any securities or other property if such failure occurs solely because of changes in asset values. If a REIT’s failure to satisfy the Asset Tests results from an acquisition of securities or other property during a quarter, the REIT must cure the Asset Test failure within 30 days after the close of that quarter. The Company intends to maintain adequate records of the value of its assets and the assets of any subsidiary REIT to ensure compliance with the Asset Tests and to take such other action within 30 days after the close of any quarter as may be required to cure any noncompliance.

The Code also provides that certain securities will not cause a violation of the 10% value test described above. Such securities include instruments that constitute “straight debt,” which generally means debt that is not subject to contingencies (subject to certain exceptions) and is not convertible to equity. A security will not, however, qualify as “straight debt” where a REIT (or a controlled taxable REIT subsidiary of the REIT) owns other securities of the issuer that do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the Code provides that certain other securities will not violate the 10% value test. Such securities include (a) any loan made to an individual or an estate, (b) certain rental agreements in which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT), (c) any obligation to pay rents from real property, (d) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, (e) any security issued by another REIT, and (f) any debt instrument issued by a partnership if the partnership’s income is of a nature that would qualify to satisfy the 75% Income Test described above under “Requirements for Qualification as a REIT—Operational Requirements—Gross Income Tests.” The Code provides that in applying the 10% value test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate equity interest in that partnership. There are special look-through rules for determining a REIT’s share of securities held by a partnership in which the REIT holds an interest.

The Code also contains a number of provisions applicable to REITs, including relief provisions, that make it easier for REITs to satisfy the Asset Tests, or to maintain REIT qualification, notwithstanding certain violations of the Asset Tests, or certain other requirements.

One such provision applies to “de minimis” violations of the 10% and 5% asset tests described above. A REIT may maintain its qualification despite a violation of such requirements if (a) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets and $10,000,000, and (b) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that timeframe.

A second relief provision allows a REIT which fails one or more of the asset requirements, and is ineligible for relief under the de minimis rule, to nevertheless maintain its REIT qualification if (a) it provides the IRS with a description of each asset causing the failure, (b) the failure is due to reasonable cause and not willful neglect, (c) the REIT pays a tax equal to the greater of (i) $50,000 per failure, and (ii) the product of the net income generated by the assets that caused the failure multiplied by the applicable corporate tax rate (currently 21%) and (d) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time-frame.

The Company believes that the value of securities it owns in any issuer which is not a REIT, qualified REIT subsidiary, taxable REIT subsidiary or partnership, including debt securities, does not exceed 5% of the total value of its assets and that the Company complies also with the 10% voting securities limitation and 10% value limitation with respect to each issuer of the securities the Company owns. The Company can provide no assurance, however, that the IRS will agree with its determination in this regard and, to the extent that the Company fails one or more of the Asset Tests, if it does not fall within the safe harbors described above, it may fail to qualify as a REIT.

Operational Requirements—Annual Distribution Requirement

In order to be taxed as a REIT, the REIT is required to make distributions, other than capital gain distributions, to its stockholders each year in the amount of at least equal to the sum of (A) (1) 90% of its adjusted REIT taxable income (computed without regard to the dividends-paid deduction and its net capital gain, and subject to certain other potential adjustments), and (2) 90% of the REIT’s net income, if any, (after tax) from foreclosure property, minus (B) the sum of specified items of non-cash income for all tax years. While a REIT must generally pay distributions in the taxable year to which they relate, it may also pay distributions in the following taxable year if (A) they are declared in October, November, or December with a record date in these months and the REIT pays the dividends on or before January 31 of the following year; or (B) (1) they are declared before the REIT timely files its federal income tax return for the taxable year in question, and (2) they are paid on or before the first regular distribution payment date after the declaration.

Even if the Company satisfies the foregoing distribution requirement and, accordingly, continue to qualify as a REIT for tax purposes, the Company will still be subject to federal income tax on the excess of its net capital gain and its adjusted REIT taxable income over the amount of distributions to stockholders.

In addition, if the Company fails to distribute during each calendar year at least the sum of:

•	85% of its ordinary income for that year;

•	95% of its capital gain net income other than the capital gain net income which the Company elects to retain and pay tax on for that year; and

•	any undistributed taxable income from prior periods,

the Company will be subject to a 4% nondeductible excise tax on the excess of the amount of the required distributions over the sum of (A) the amounts actually distributed plus (B) retained amounts on which corporate level tax is paid by the Company. For this purpose, distributions declared in October, November, or December with a record date in these months and paid on or before January 31 of the following year will be treated as distributed in the prior year in the year declared.

The Company intends to make timely distributions sufficient to satisfy this requirement; however, it is possible that there may be timing differences between (1) the actual receipt of income and payment of deductible expenses, and (2) the inclusion of that income and deduction of those expenses for purposes of computing the REIT’s taxable income. Further, under amendments to Section 451 of the Code made by TCJA, subject to certain exceptions, the Company must accrue income for U.S. federal income tax purposes no later than when such income is taken into account as revenue in its financial statements, which could create additional differences between REIT taxable income and the receipt of cash attributable to such income. In addition, Section 162(m) of the Code places a per-employee limit of $1 million on the amount of compensation that a publicly held corporation may deduct in any one year with respect to its chief executive officer, chief financial officer, and certain other highly-compensated executive officers. Changes to Section 162(m) made by TCJA and effective for taxable years following December 31, 2017, which include the elimination of an exception that formerly permitted certain performance-based compensation to be deducted even if in excess of $1 million and the expansion of the group of covered employees to which the limit applies, which may have the effect of increasing the Company’s REIT taxable income. Amendments to Section 162(m) included in the OBBBA broaden the scope of employees to which the limit applies in the case of publicly held corporations (including publicly held REITs) publicly held corporations (including publicly held REITs), with the first of such amendments taking effect in taxable years beginning after December 31, 2025. It is also possible that the Company may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds the Company’s allocable share of cash attributable to that sale. In those circumstances, the REIT may have less cash than is necessary to meet its annual distribution requirement or to avoid income or excise taxation on undistributed income. The Company may find it necessary in those circumstances to arrange for financing or raise funds through the issuance of additional shares in order to meet the distribution requirements to which it is subject. If the Company fails to satisfy the distribution requirement for any taxable year by reason of a later adjustment to taxable income made by the IRS or in some other circumstances, the Company may be able to pay “deficiency dividends” in a later year and include such distributions in its deductions for dividends paid for the earlier year. In that event, the REIT may be able to avoid losing REIT status or being taxed on amounts distributed as deficiency dividends, but the Company would be required to pay an interest charge to the IRS based upon the amount of any deduction taken for deficiency dividends for the earlier year. The Code also requires a REIT which has current or accumulated earnings and profits from non-REIT years of operation to distribute an amount equal to those earnings and profits prior to the end of its taxable year.

A further requirement for satisfaction of the annual distribution requirement is that the Company’s distributions must be structured so that it is entitled to a deduction for such distributions. Generally speaking, to be deductible the amount distributed by a REIT must not be preferential—i.e., every shareholder of the class of shares to which a distribution is made must be treated the same as every other shareholder of that class, and no class of shares may be treated otherwise than according to its dividend rights as a class. However, effective for distributions made in tax years after December 31, 2014, this rule no longer applies to publicly offered REITs. The IRS has issued a private letter ruling, which may not be relied upon as precedent, that a subsidiary REIT may be treated as a publicly offered REIT for these purposes. Accordingly, as we believe that the Company is publicly offered, the preferential dividend rule should no longer apply to its distributions.

To the extent that in the future that the Company may have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that the Company must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the tax treatment to the Company’s shareholders of any distributions that are actually made. Under amendments made by TCJA to Section 172 of the Code, the Company’s deduction for any net operating loss carryforwards arising from losses we sustain in taxable years beginning after December 31, 2017 is limited to 80% of the Company’s REIT taxable income (determined without regard to the deduction for dividends paid), and any unused portion of losses arising in taxable years ending after December 31, 2017 may not be carried back, but may be carried forward indefinitely.

As noted above, the Company may also elect to retain, rather than distribute, its net long-term capital gains. The effect of such an election would be as follows:

•	the Company would be required to pay the federal income tax on these gains;

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taxable U.S. stockholders, while required to include their proportionate share of the undistributed long-term capital gains in income, would receive a credit or refund for their share of the tax paid by the REIT; and

•

the basis of the stockholder’s shares would be increased by the difference between the designated amount included in the stockholder’s long-term capital gains and the tax deemed paid with respect to such shares.

In computing its adjusted REIT taxable income, the Company uses the accrual method of accounting and depreciates depreciable property under the alternative depreciation system. The Company is required to file an annual U.S. federal income tax return, which, like other corporate returns, is subject to examination by the IRS. Because the tax law requires the Company to make many judgments regarding the proper treatment of a transaction or an item of income or deduction, it is possible that the IRS could challenge positions the Company takes in computing its adjusted REIT taxable income and its distributions.

Issues could arise, for example, with respect to the allocation of the purchase price of properties between depreciable or amortizable assets and non-depreciable or non-amortizable assets such as land and the current deductibility of fees paid to the Company’s affiliates. If the IRS were to successfully challenge the Company’s characterization of a transaction or determination of adjusted REIT taxable income, the Company could be found to have failed to satisfy a requirement for qualification as a REIT. If, as a result of a challenge, the Company is determined to have failed to satisfy the distribution requirements for a taxable year, it would be disqualified as a REIT, unless the Company were permitted to pay a deficiency dividend to its stockholders and pay interest thereon to the IRS, as provided by the Code.

Additionally, Section 163(j) of the Code, as amended by TCJA and the OBBBA, limits the deductibility of net interest expense paid or accrued on debt properly allocable to a trade or business to 30% of “adjusted taxable income,” subject to certain exceptions. Any deduction in excess of the limitation is carried forward and may be used in a subsequent year, subject to the 30% limitation. Adjusted taxable income is determined without regard to certain deductions, including those for net interest expense net operating loss carryforwards, and for taxable years beginning after December 31, 2024, depreciation, amortization, and depletion. Provided the taxpayer makes a timely election (which is irrevocable), the 30% limitation does not apply to a trade or business involving real property development, redevelopment, construction, reconstruction, rental, operation, acquisition, conversion, disposition, management, leasing or brokerage, within the meaning of Section 469(c)(7)(C) of the Code. If this election is made, depreciable real property (including certain improvements) held by the relevant trade or business must be depreciated under the alternative depreciation system under the Code, which is generally less favorable than the generally applicable system of depreciation under the Code. The Company’s leasing, management and operation of office properties should constitute a real property trade or business, and the Company may elect not to have the interest deduction limitation apply to that trade or business. Further, the IRS has issued regulations that include a safe harbor that would allow any REIT to treat its real property assets (other than certain real property financing assets) as a real property trade or business that qualifies for the election. These regulations provide that a partnership may apply this safe harbor at the partnership level if one or more real estate investment trusts own, directly or indirectly, at least 50% of the partnership’s capital and profits, the partnership would satisfy the REIT income and assets requirements if the partnership were a REIT, and the partnership satisfies the requirements to qualify for the safe harbor as if the partnership were a REIT. A real estate investment trust or a partnership that chooses not to apply the safe harbor may still elect the benefits of the election applicable to a real property trade or business for one or more of its trades or businesses if such businesses are otherwise eligible for such election. If the Company does not make the election or if the election is determined not to be available with respect to all or certain of its business activities, the new interest deduction limitation could result in the Company having more REIT taxable income and thus increase the amount of distributions the Company must make to comply with the REIT requirements and avoid incurring corporate level tax. Similarly, the limitation could cause the Company’s taxable REIT subsidiaries (who may not independently qualify to make the Section 469(c)(7)(C) election) to have greater taxable income and thus potentially greater corporate tax liability.

Further, some of the Company’s investments may be in the form of sale-leaseback transactions which the Company generally intends to treat as true leases for U.S. federal income tax purposes. Depending on the terms of any specific transaction, the IRS might take the position that the transaction is not a true lease, but is more properly treated in some other manner. If such re-characterization were successful, the Company would not be entitled to claim the depreciation deductions available to an owner of the property. In addition, the re-characterization of one or more of these transactions might cause the Company to fail to satisfy the Asset Tests or the Income Tests described above based upon the asset the Company would be treated as holding or the income the Company would be treated as having earned and such failure could result in the Company failing to qualify as a REIT. The amount or timing of income inclusion or the loss of depreciation deductions resulting from the re-characterization would result in adjustments to the Company’s adjusted REIT taxable income and might cause the Company to fail to meet the distribution requirement described above for one or more taxable years absent the availability of the deficiency dividend procedure, might increase the Company’s tax liability, or might result in a larger portion of the Company’s distributions being treated as ordinary dividend income to its stockholders.

Operational Requirements—Record Keeping

The Company must maintain certain records as set forth in Treasury Regulations in order to avoid the payment of monetary penalties to the IRS. Such Treasury Regulations require that the Company request, on an annual basis, certain information designed to disclose the ownership of the Company’s outstanding shares. The Company intends to comply with these requirements.

Failure to Qualify as a REIT

If the Company fails to qualify as a REIT for any reason in a taxable year and applicable relief provisions do not apply, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at the regular corporate rate. The Company will not be able to deduct dividends paid to its stockholders in any year in which it fails to qualify as a REIT. In this situation, to the extent of the Company’s current and accumulated earnings and profits, all distributions to its stockholders that are individuals will generally be taxable at capital gains rates, and, subject to limitations of the Code, corporate distributees may be eligible for the dividends-received deduction. The Company also will be disqualified for the four taxable years following the year during which qualification was lost unless it is entitled to relief under specific statutory provisions. It is not possible to state whether the Company would be entitled to such statutory relief in all circumstances. In addition, to re-elect REIT status after being disqualified, the Company would have to distribute as dividends, no later than the end of its first taxable year as a re-electing REIT, all of the earnings and profits attributable to non-REIT taxable years. Thus, to re-elect REIT status after being disqualified, the Company could be required to incur substantial indebtedness or liquidate substantial investments in order to make such distributions.

Prohibited Transactions Tax

Any gain that a REIT recognizes from the sale of property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business (excluding sales of foreclosure property and sales conducted by taxable REIT subsidiaries) will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of business is a question of fact that depends on all of the facts and circumstances of the particular transaction. Under a statutory safe harbor, however, the Company will not be subject to the 100% tax with respect to a sale of property if (i) the property has been held for at least two years for the production of rental income prior to the sale, (ii) capitalized expenditures on the property in the two years preceding the sale are less than 30% of the net selling price of the property and (iii) the Company either (a) has seven or fewer sales of property (excluding certain property obtained through foreclosure and other than certain involuntary conversions) in the year of sale or (b) (x) substantially all of the marketing and development expenditures with respect to the property sold are made through an independent contractor from whom the Company derives no income or, for taxable years beginning after December 31, 2015, through a taxable REIT subsidiary, and (y) at least one of the following criteria is met, in each case excluding sales of foreclosure property and involuntary conversions:

•	the aggregate tax basis of property sold during the year of sale is 10% or less of the aggregate tax basis of all of the Company’s assets as of the beginning of the taxable year;

•	the aggregate fair market value of property sold during the year of sale is 10% or less of the aggregate fair market value of all of the Company’s assets as of the beginning of the taxable year;

•

for sales after December 31, 2015, the aggregate tax basis of property sold during the year of sale is 20% or less of the aggregate tax basis of all of the Company’s assets as of the beginning of the taxable year, and the aggregate tax basis of property sold during the year of sale and the two preceding years is 10% or less of the sum of the aggregate tax basis of all of the Company’s assets on the first day of the year of sale and the two preceding years; or

•

for sales after December 31, 2015, the aggregate fair market value of property sold during the year of sale is 20% or less of the aggregate fair market value of all of the Company’s assets as of the beginning of the taxable year, and the aggregate fair market value of property sold during the year of sale and the two preceding years is 10% or less of the sum of the aggregate fair market value of all of the Company’s assets on the first day of the year of sale and the two preceding years.

The sale of more than one property to a buyer as part of one transaction constitutes one sale for purposes of this safe harbor. Not all of the Company’s property sales will qualify for the safe harbor. Nevertheless, the Company intends to own its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, redeveloping and owning rental properties and making occasional sales of properties as are consistent with its investment objectives. However, the IRS may successfully contend that some of the Company’s sales are prohibited transactions, in which case the Company would be required to pay the 100% penalty tax on the gains resulting from any such sales.

Other Tax Considerations

The Company believes that the Operating Partnership and each of the partnerships in which the Operating Partnership is a joint venture partner with third parties qualifies as either a partnership or a disregarded entity for federal income tax purposes and not as an association taxable as a corporation or as a publicly traded partnership (within the meaning of Section 7704 of the Code).

If a partnership in which the Company invested were treated as an association taxable as a corporation, (i) the value of the Company’s interest in such partnership would no longer qualify as a real estate asset for purposes of the 75% asset test, (ii) the Company would cease to qualify as a REIT if its ownership interest in such partnership exceeded 10% of the partnership’s voting interests, or the value of its debt and equity interest in such partnership exceeded 5% of the value of the Company’s total assets or 10% of the value of the partnership’s outstanding debt and equity securities. Furthermore, in such a situation, distributions from such partnership to the Company would be treated as dividends, which do not qualify in satisfying the 75% gross income test described above and which therefore could make it more difficult for the Company to meet such test, and the Company would not be able to deduct its share of losses generated by such partnership in computing its net taxable income.

Taxation of Taxable U.S. Stockholders

Definitions

In this section, the phrase “U.S. stockholder” means a holder of the Company’s common stock that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•

a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

any trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in place to be treated as a U.S. person.

The U.S. federal income tax treatment of a partner in a partnership that holds common stock of the Company generally will depend on the status of the partner and the activities of such partnership. Partners and partnerships should consult their own tax advisors as to the particular U.S. federal income tax consequences applicable to them.

For any taxable year for which the Company qualifies for taxation as a REIT, amounts distributed to, and gains realized by, taxable U.S. stockholders with respect to shares of the Company’s common stock generally will be taxed as described below.

Distributions Generally

Distributions to U.S. stockholders, other than capital gain distributions discussed below, will constitute dividends to the extent they do not exceed the amount of the Company’s current or accumulated earnings and profits. Such dividends, other than qualified dividend income, will be taxable to stockholders as ordinary income. As long as the Company qualifies as a REIT, these distributions are not eligible for the dividends-received deduction generally available to corporations. In addition, with limited exceptions, these distributions are not eligible for taxation at the preferential income tax rates in effect for qualified distributions received by individuals from taxable “C” corporations. Stockholders that are individuals, however, are taxed at the preferential rates on distributions designated by and received from the Company to the extent that the distributions are treated as qualified dividend income. Dividends will be treated as qualified dividend income to the extent that the income is attributable to (i) income retained by the Company in the prior taxable year on which the Company was subject to corporate level income tax (less the amount of tax), (ii) distributions received by the Company from taxable “C” corporations, or (iii) income in the prior taxable year from the sales of “built-in gain” property acquired by the Company from “C” corporations in carryover basis transactions (less the amount of corporate tax on such income).

In addition, under Section 199A of the Code, individuals, estates and trusts who receive “qualified REIT dividends” are permitted to claim a tax deduction equal to 20% of the amount of such dividends in determining their U.S. federal taxable income, subject to certain limitations. Pursuant to the Treasury Regulations, in order for a dividend paid by a REIT to be eligible to be treated as a “qualified REIT dividend,” the shareholder must meet two holding period-related requirements. First, the shareholder must hold the REIT shares for a minimum of 46 days during the 91-day period that begins 45 days before the date on which the REIT share becomes ex-dividend with respect to the dividend. Second, the qualifying portion of the REIT dividend is reduced to the extent that the shareholder is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. The 20% deduction does not apply to REIT capital gain dividends or to REIT dividends that we designate as “qualified dividend income,” as described above. The Section 199A deduction was made permanent by the OBBBA. Thus, for an individual U.S. holder of the Company’s shares subject to the maximum 37% tax rate, this tax deduction temporarily reduces the maximum effective U.S. federal income tax rate on ordinary REIT dividends to 29.6%. This deduction, in contrast to the deduction allowed by Section 199A with respect to certain “qualified business income” received by, or allocated to, individuals, trusts and estates, is not limited based on W-2 wages or invested capital.

A corporate U.S. holder of the Company’s shares generally will not qualify for the dividends received deduction generally available to corporations that receive dividends from non-REIT C corporations, but under the TCJA will be subject to U.S. federal income tax on dividends at a rate of 21%.

To the extent that the Company makes a distribution in excess of the amount of its current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, reducing the tax basis of a U.S. stockholder’s shares, and the amount of each distribution in excess of a U.S. stockholder’s tax basis in its shares will be taxable as gain realized from the sale of its shares. Distributions that the Company declares in October, November or December of any year payable to a stockholder of record on a specified date in any of these months will be treated as both paid by the Company and received by the stockholder on December 31 of the year; provided, that the Company actually pays the distribution during January of the following calendar year. U.S. stockholders may not include any of the Company’s losses on their own federal income tax returns.

The term “earnings and profits” is a concept used extensively throughout corporate tax law, but the term is not defined in the Code. Each corporation maintains an “earnings and profits” account that helps to measure whether a distribution originates from corporate earnings or from other sources. Distributions generally decrease earnings and profits while income generally increases earnings and profits. If a corporation has positive earnings and profits, distributions generally will be considered to come from corporate earnings. As described above, if a corporation has no earnings and profits, distributions generally will be considered as a return of capital and, thereafter, as capital gain.

The Company will be treated as having sufficient earnings and profits to treat as a dividend any distribution by the Company up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed above. Moreover, any “deficiency dividend” will be treated as an ordinary or capital gain dividend, as the case may be, regardless of whether the Company has any earnings and profits. As a result, stockholders may be required to treat as taxable some distributions that would otherwise result in a tax-free return of capital.

Capital Gain Distributions

Distributions to U.S. stockholders that the Company properly designates as “capital gain dividends” normally will be treated as long-term capital gains to the extent they do not exceed the Company’s actual net capital gain for the taxable year without regard to the period for which the U.S. stockholder has held its stock. If the Company designates any portion of a dividend as a capital gain dividend, a U.S. stockholder will receive an IRS Form 1099-DIV indicating the amount that will be taxable to the U.S. stockholder as capital gain. A corporate U.S. stockholder might be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum federal rate of 20% in the case of stockholders who are individuals, and 21% in the case of stockholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum federal income tax rate for taxpayers who are individuals, to the extent of previously claimed depreciation deductions. See “—Requirements for Qualification as a REIT—Operational Requirements—Annual Distribution Requirement” above for the treatment by U.S. stockholders of net long-term capital gains that the Company elects to retain and pay tax on.

Certain Dispositions of Shares of the Company’s Common Stock

In general, capital gains recognized by U.S. stockholders that are individuals upon the sale or disposition of shares of the Company’s common stock will be subject to a maximum federal income tax rate of 20% if such stock is held for more than 12 months, and will be taxed at ordinary federal income rates, with the maximum rate being 37%, if such stock is held for 12 months or less. The IRS has the authority to issue (but has not yet issued) regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for noncorporate stockholders) to a portion of a capital gain realized by a noncorporate stockholder on the sale of REIT shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.” Gains recognized by U.S. stockholders that are corporations are subject to federal income tax at a maximum rate of 21%, whether or not classified as long-term capital gains. Capital losses recognized by a stockholder upon the disposition of shares of the Company’s common stock will be considered capital losses, and are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of the Company’s common stock by a U.S. stockholder who has held such shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from the Company that are required to be treated by the stockholder as long-term capital gain.

If a U.S. stockholder has shares of the Company’s common stock redeemed by the Company, such U.S. stockholder will be treated as if it sold the redeemed shares if (i) all of its shares of the Company’s common stock are redeemed (after taking into consideration certain ownership attribution rules set forth in the Code) or (ii) such redemption is (a) not essentially equivalent to a dividend within the meaning of Section 302(b)(1) of the Code or (b) substantially disproportionate within the meaning of Section 302(b)(2) of the Code. If a redemption is not treated as a sale of the redeemed shares, it will be treated as a distribution made with respect to the U.S. stockholder’s stock. (See “—Distributions Generally.”) U.S. stockholders should consult with their tax advisors regarding the taxation of any particular redemption of the Company’s shares.

Medicare Tax on Unearned Income

A U.S. stockholder that is an individual, an estate, or a trust (other than certain types of exempt trusts) will generally be subject to a 3.8% tax on the lesser of (1) such person’s “net investment income” for the relevant taxable year and (2) the excess of such person’s modified adjusted gross income for the taxable year over a certain threshold (which threshold will generally be (a) $250,000 in the case of a married individual filing a joint return, and (b) $200,000 in the case of an unmarried individual). A U.S. stockholder’s net investment income will generally include his or her ordinary and capital gain dividend income received in respect of the common stock of the Company, as well as gains from the sale or disposition of the Company’s common stock, unless such dividend income or gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive activities or securities or commodities trading activities). If you are a U.S. stockholder and are an individual, estate, or trust, you are urged to consult your own tax advisor regarding the potential applicability of this tax to your income and gains in respect of your investment in the common stock of the Company.

Passive Activity Losses and Investment Interest Limitations

Distributions made by the Company and gain arising from the sale or exchange by a U.S. stockholder of the Company’s stock will not be treated as passive activity income. As a result, a U.S. stockholder will not be able to apply any “passive losses” against income or gain relating to the Company’s stock. Distributions made by the Company, to the extent they do not constitute return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. Net capital gain derived from a disposition of the Company’s stock (or capital gain dividends) generally will be excluded from a U.S. stockholder’s investment income unless the U.S. stockholder elects to have such gain taxed at ordinary income rates.

Information Reporting Requirements and Backup Withholding for U.S. Stockholders

The Company will report to its U.S. stockholders and to the IRS the amount of distributions made or deemed made by it during each calendar year and the amount of tax withheld, if any, by it. Under some circumstances, U.S. stockholders may be subject to backup withholding (currently at a rate of 24%) on payments made with respect to, or cash proceeds of a sale or exchange of, the common stock of the Company. Backup withholding will apply only if the U.S. stockholder:

•	fails to furnish its taxpayer identification number (which, for an individual, would be his or her Social Security number);

•	furnishes an incorrect taxpayer identification number;

•	is notified by the IRS that it has failed properly to report payments of interest or distributions and is subject to backup withholding; or

•

under some circumstances, fails to certify, under penalties of perjury, that it has furnished a correct taxpayer identification number and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and distribution payments or has been notified by the IRS that it is no longer subject to backup withholding for failure to report those payments.

Backup withholding will not apply with respect to payments made to some stockholders, such as corporations in certain circumstances and tax-exempt organizations. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a U.S. stockholder will be allowed as a credit against the U.S. stockholder’s U.S. federal income tax liability and may entitle the U.S. stockholder to a refund, provided that the required information is furnished to the IRS. U.S. stockholders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

Statement of Stock Ownership

The Company is required to demand annual written statements from the record holders of designated percentages of the Company’s common stock disclosing the actual owners of the shares. Any record stockholder who, upon the Company’s request, does not provide the Company with required information concerning actual ownership of the shares is required to include specified information relating to its shares in its U.S. federal income tax return. The Company also must maintain permanent records showing the information the Company has received about the actual ownership of the Company’s common stock and a list of those stockholders failing or refusing to comply with the Company’s demand.

Treatment of Tax-Exempt Stockholders

Provided that a tax-exempt shareholder, except certain tax-exempt shareholders described below, has not held its shares as “debt financed property” within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business, dividend income with respect to the Company’s shares and gain from the sale of the Company’s shares will not be unrelated business taxable income, or UBTI, to a tax-exempt shareholder. Generally, “debt financed property” is property the acquisition or holding of which was financed through borrowing by the tax-exempt shareholder.

For tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from federal income taxation under Section 501(c)(7), (c)(9) or (c)(17) of the Code, respectively, or single parent title-holding corporations exempt under Section 501(c)(2) and whose income is payable to any of the aforementioned tax-exempt organizations, income from an investment in the Company’s common stock will constitute UBTI under certain circumstances. These prospective investors should consult with their tax advisors regarding the special UBTI rules applicable to them.

Notwithstanding the foregoing, a portion of the dividends paid by a “pension-held REIT” are treated as UBTI if received by any pension trust which is described in Section 401(a) of the Code, is tax-exempt under Section 501(a) of the Code, and holds more than 10% by value of the interests in the Company. A pension-held REIT includes any REIT if:

•

at least one of such trusts holds more than 25%, by value, of the interests in the REIT, or two or more of such trusts, each of which owns more than 10%, by value, of the interests in the REIT, hold in the aggregate more than 50%, by value, of the interests in the REIT; and

•

it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that shares owned by such trusts shall be treated, for purposes of the “not closely held” requirement, as owned by the beneficiaries of the trust rather than by the trust itself.

The percentage of any REIT dividend from a pension-held REIT that is treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies where the percentage is less than 5% for any year, in which case none of the dividends would be treated as UBTI. The Company believes that it is not, and does not expect to become, a pension-held REIT, and accordingly, the tax treatment described above should not apply to the Company’s tax-exempt shareholders. Because the Company’s stock is publicly traded, however, the Company cannot guarantee that it will not become a pension-held REIT in the future.

Special Tax Considerations for Non-U.S. Stockholders

The rules governing U.S. federal income taxation of non-resident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders, referred to collectively as “Non-U.S. Holders,” are complex. The following discussion is intended only as a summary of these rules. Non-U.S. Holders should consult with their own tax advisors to determine the impact of U.S. federal, state and local income tax laws on an investment in the Company’s common stock, including any reporting requirements as well as the tax treatment of the investment under the tax laws of their home country.

In general, Non-U.S. Holders will be subject to regular U.S. federal income tax with respect to their investment in the Company if the income from the investment is deemed “effectively connected” with the Non-U.S. Holder’s conduct of a trade or business in the United States. A corporate Non-U.S. Holder that receives income that is (or is treated as) effectively connected with a U.S. trade or business also may be subject to the “branch profits tax” under Section 884 of the Code, which is imposed in addition to regular U.S. federal income tax at the rate of 30% (subject to reduction under a tax treaty, if applicable). Effectively connected income must meet various certification requirements to be exempt from withholding. The following discussion will apply to Non-U.S. Holders whose income from their investment in the Company is not effectively connected (except to the extent that the Foreign Investment in Real Property Tax Act, or FIRPTA, rules discussed below treat such income as effectively connected income).

Ordinary Dividends

The portion of distributions received by Non-U.S. Holders payable out of the Company’s earnings and profits which are not attributable to the Company’s capital gains and which are neither effectively connected with a U.S. trade or business of the Non-U.S. Holder nor treated as effectively connected income under the FIRPTA rules applicable to distributions attributable to the disposition of a U.S. real property interest, or USRPI, will be subject to U.S. withholding tax at the rate of 30%, unless reduced by treaty. The Company intends to withhold at the rate of 30% on all such distributions to Non-U.S. Holders unless it receives confirmation of a Non-U.S. Holder’s entitlement to a reduction in such rate by treaty. In general, Non-U.S. Holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of the Company’s common stock. In cases where the dividend income from a Non-U.S. Holder’s investment in the Company’s common stock is, or is treated as, effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distributions. Such income must generally be reported on a U.S. income tax return filed by or on behalf of the Non-U.S. Holder, and the income may also be subject to the 30% branch profits tax in the case of a Non-U.S. Holder that is a corporation.

Non-Dividend Distributions

Unless the common stock of the Company constitutes a USRPI, as described in “—Dispositions of the Company’s Common Stock” below, distributions by the Company which are not dividends out of the Company’s earnings and profits will not be subject to U.S. federal income tax to the extent such distributions do not exceed the Non-U.S. Holder’s basis in such stock but rather will reduce the adjusted basis of such shares. If it cannot be determined at the time at which a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends; however, the Non-U.S. Holder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of the Company’s current and accumulated earnings and profits. If the Company’s common stock constitutes a USRPI, as described below, distributions by the Company to a Non-U.S. Shareholder (other than a qualified foreign pension fund or a qualified shareholder, as defined below) that exceed the sum of its earnings and profits plus the stockholder’s basis in the stock of the Company will be taxed under FIRPTA at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. stockholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding at a rate of 15% of the amount by which the distribution exceeds the Non-U.S. Holder’s share of the Company’s earnings and profits.

Capital Gain Distributions

Subject to certain exceptions described below, a distribution made by the Company to a Non-U.S. Holder, to the extent attributable to gains from dispositions of USRPIs held by the Company directly or through pass-through subsidiaries, or “USRPI gains,” will be treated under FIRPTA as effectively connected with a U.S. trade or business of the Non-U.S. Holder and will be subject to U.S. federal income tax at the rates applicable to U.S. individuals or corporations, without regard to whether the distribution is designated as a capital gain dividend. See “—Ordinary Dividends” above for a discussion of the consequences of income that is effectively connected with a U.S. trade or business. The Company will be required to withhold tax equal to 21% of the amount of dividends to the extent the dividends constitute USRPI gains. A capital gain dividend paid by the Company that would otherwise have been treated as a USRPI gain will not be so treated or be subject to FIRPTA, will generally not be treated as income that is effectively connected with a U.S. trade or business, and will instead be treated the same as an ordinary dividend from the Company (see “—Ordinary Dividends” above), provided, that (1) the capital gain dividend is received with respect to a class of stock that is regularly traded on an established securities market located in the United States, and (2) the recipient Non-U.S. Holder does not own more than 10% of that class of stock at any time during the one-year period ending on the date of the relevant distribution. Although not entirely free from doubt, capital gain dividends received by a Non-U.S. Holder from a REIT that are not USRPI gains should not be treated as ordinary dividend income under the foregoing rule and thus generally should be exempt from U.S. federal income tax, although such amounts may be subject to withholding tax. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax for a Non-U.S. Holder which is a corporation. A distribution is not a USRPI gain if the Company held the underlying asset solely as a creditor.

Notwithstanding the foregoing rules, any distribution to a “qualified foreign pension fund” (or an entity all of the interests of which are held by a qualified foreign pension fund) who holds the Company’s stock (directly or indirectly through one or more partnerships) will not be treated as a distribution to a foreign person for purposes of FIRPTA and thus will not be subject to the withholding rules under FIRPTA.

A qualified foreign pension fund is any trust, corporation, or other organization or arrangement (A) which is created or organized under the law of a country other than the United States, (B) which is established to provide retirement or pension benefits to participants or beneficiaries that are current or former employees (or persons designated by such employees) of one or more employers in consideration for services rendered, (C) which does not have a single participant or beneficiary with a right to more than 5% of its assets or income, (D) which is subject to government regulation and provides annual information reporting about its beneficiaries to the relevant tax authorities in the country in which it is established or operates, and (E) with respect to which, under the laws of the country in which it is established or operates, (i) contributions to such organization or arrangement that would otherwise be subject to tax under such laws are deductible or excluded from the gross income of such entity or taxed at a reduced rate, or (ii) taxation of any investment income of such organization or arrangement is deferred or such income is taxed at a reduced rate.

In addition, subject to the exception discussed later in this paragraph, any distribution to a “qualified shareholder” who holds the Company’s stock directly (or indirectly through one or more partnerships) will not be subject to U.S. tax under FIRPTA on distributions made with respect to that stock that are attributable to gain from sales or exchanges of USRPIs and thus will not be subject to the 21% withholding tax imposed on such distributions under FIRPTA. If a foreign investor in a qualified shareholder directly or indirectly, whether or not by reason of such investor’s ownership interest in the “qualified shareholder,” holds more than 10% of the Company’s stock, then a portion of the Company’s stock held by the qualified shareholder (based on the foreign investor’s percentage ownership of the qualified shareholder) will be treated as a USRPI in the hands of the qualified shareholder, and distributions made with respect to that stock that are attributable to gain from sales or exchanges of USRPIs will be subject to FIRPTA.

A qualified shareholder is a foreign person that (i) either is eligible for the benefits of a comprehensive income tax treaty with the United States which includes an exchange of information program and whose principal class of interests is listed and regularly traded on one or more recognized stock exchanges (as defined in such comprehensive income tax treaty), or is a foreign partnership that is created or organized under foreign law as a limited partnership in a jurisdiction that has an agreement for the exchange of information with respect to taxes with the United States and has a class of limited partnership units representing greater than 50% of the value of all the partnership units that is regularly traded on the NYSE or NASDAQ markets, (ii) is a “qualified collective investment vehicle” (defined below), and (iii) maintains records on the identity of each person who, at any time during the foreign person’s taxable year, is the direct owner of 5% or more of the class of interests or units (as applicable) described in (i), above.

A qualified collective investment vehicle is a foreign person that (i) would be eligible for a reduced rate of withholding with respect to ordinary dividends paid by a REIT under the comprehensive income tax treaty described above, even if such entity holds more than 10% of the stock of such REIT, (ii) is publicly traded, is treated as a partnership under the Code, is a withholding foreign partnership, and would be treated as a USRPHC if it were a domestic corporation, or (iii) is designated as such by the Secretary of the Treasury and is either (a) fiscally transparent within the meaning of section 894 of the Code, or (b) required to include dividends in its gross income, but is entitled to a deduction for distributions to its investors.

Dispositions of the Company’s Common Stock

Gain recognized by a Non-U.S. Holder from the sale or exchange of shares of the Company’s common stock generally will not be subject to U.S. federal income tax unless:

(1)

the investment in the Company’s common stock is effectively connected with the Non-U.S. Holder’s U.S. trade or business, in which case the Non-U.S. Holder generally will be subject to the same treatment as domestic shareholders with respect to any gain (and corporate Non-U.S. Holders may be subject to the additional branch profits tax under certain circumstances);

(2)

the Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s net capital gains from United States sources for the taxable year; or

(3)	the shares of the Company’s common stock constitute a USRPI.

Shares of the Company’s common stock will not constitute a USRPI if the Company is a domestically controlled REIT. The Company will be a domestically controlled REIT if, at all times during a specified testing period, less than 50% in value of the Company’s stock is held, directly or indirectly, by Non-U.S. Holders. Treasury Regulations finalized on April 25, 2024, apply look-through treatment to non-public domestic corporations owned 50% or more by foreign persons for these purposes. The Company believes that it is a domestically controlled REIT and, therefore, that the sale of shares of its common stock will not be subject to taxation as USRPIs. Because the Company’s stock is publicly traded, however, there can be no guarantee that the Company is or will continue to be a domestically controlled REIT.

Even if the Company does not qualify as a domestically controlled REIT, gain arising from the sale by a Non-U.S. Holder of shares of the Company’s common stock will not be subject to U.S. federal income tax as effectively connected income if:

(1)	the class of shares sold is considered (under applicable Treasury Regulations) regularly traded on an established securities market, such as the New York Stock Exchange; and

(2)

the selling Non-U.S. Holder owned, actually or constructively, 10% or less in value of the outstanding class of shares being sold throughout the shorter of the period during which the Non-U.S. Holder held such class of shares or the five-year period ending on the date of the sale or exchange.

In addition, dispositions of the Company’s stock by a qualified shareholder or a qualified foreign pension fund will not be subject to tax or withholding under FIRPTA, subject in the case of qualified shareholders to the exception described above relating to foreign investors who own more than 10% of the Company’s stock.

If gain on the sale or exchange of shares of the Company’s common stock by a Non-U.S. Holder is treated as gain from the sale of a USRPI, the Non-U.S. Holder would be subject to regular U.S. federal income tax with respect to any gain on a net basis in the same manner as a taxable U.S. stockholder, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals.

Information Reporting Requirements and Backup Withholding for Non-U.S. Stockholders

Non-U.S. Holders should consult their tax advisors with regard to U.S. information reporting and backup withholding requirements under the Code.

FATCA

The “Foreign Account Tax Compliance Act” or “FATCA” imposes a 30% withholding tax on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities unless certain due diligence, reporting, withholding, and certification requirements are satisfied.

As a general matter, and among other things, FATCA will impose a 30% withholding tax on dividends on, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, the Company’s stock if paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” the foreign entity certifies it has no substantial U.S. owners or furnishes information regarding each substantial U.S. owner, or (iii) the foreign entity is otherwise excepted under FATCA. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our shares on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. Prospective investors should consult their tax advisors regarding the effect of FATCA in their particular circumstances.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

The rules of federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. No assurance can be given as to whether, or in what form, any proposals affecting REITs or their stockholders will be enacted. Changes to the U.S. federal income tax laws and interpretations thereof could adversely affect an investment in the Company’s stock.

State and Local Taxation

The Company and its operating subsidiaries, and any operating subsidiaries the Company may form in the future, may be subject to state and local tax in states and localities in which the Company or they do business or own property. The tax treatment of the Company, the Operating Partnership, any operating subsidiaries, joint ventures or other arrangements the Company or the Operating Partnership may form or enter into and the tax treatment of the holders of the Company’s common stock in local jurisdictions may differ from the U.S. federal income tax treatment described above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on their investment in the Company’s common stock.

Tax Shelter Reporting

If a holder of the Company’s common stock recognizes a loss as a result of a transaction with respect to the Company’s common stock of at least (i) $2 million or more in a single taxable year or $4 million or more in a combination of taxable years, for a stockholder that is an individual, S corporation, trust, or a partnership with at least one non-corporate partner, or (ii) $10 million or more in a single taxable year or $20 million or more in a combination of taxable years, for a stockholder that is either a corporation or a partnership with only corporate partners, such stockholder may be required to file a disclosure statement with the IRS on Form 8886. Direct holders of portfolio securities are in many cases exempt from this reporting requirement, but holders of REIT securities currently are not exempted. The fact that a loss is reportable under these Treasury regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Stockholders should consult their tax advisors to determine the applicability of these Treasury regulations in light of their individual circumstances.

PLAN OF DISTRIBUTION

We may sell any securities:

•	through underwriters or dealers;

•	through agents; or

•	directly to one or more purchasers.

The distribution of the securities may be effected from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed from time to time;

•	at market prices prevailing at the time of sale; or

•	at prices related to such prevailing market prices, or at negotiated prices.

For each series of securities, the prospectus supplement will set forth the terms of the offering including:

•	the price at which such securities will be offered;

•	the names of any underwriters, dealers or agents;

•	the purchase price of the securities;

•	our proceeds from the sale of the securities;

•	any underwriting discounts, agency fees, or other compensation payable to underwriters or agents;

•	any discounts or concessions allowed or reallowed or repaid to dealers; and

•	the securities exchanges on which the securities will be listed, if any.

If we use underwriters in the sale, they will buy the securities for their own account. The underwriters may then resell the securities in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale or thereafter. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities offered if they purchase any securities. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time. In connection with an offering, underwriters and their affiliates may engage in transactions to stabilize, maintain or otherwise affect the market price of the securities in accordance with applicable law.

Underwriters or agents could make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market” offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on the New York Stock Exchange, the existing trading market for our common stock, or sales made to or through a market maker other than on an exchange.

Underwriters and agents in any distribution contemplated hereby will be named in the applicable prospectus supplement.

If we use dealers in the sale, we will sell securities to such dealers as principals. The dealers may then resell the securities to the public at varying prices to be determined by such dealers at the time of resale. If we use agents in the sale, they will use their reasonable best efforts to solicit purchases for the period of their appointment. If we sell directly, no underwriters or agents would be involved. We are not making an offer of securities in any state that does not permit such an offer.

Underwriters, dealers and agents that participate in the securities distribution may be deemed to be underwriters as defined in the Securities Act. Any discounts, commissions, or profit they receive when they resell the securities may be treated as underwriting discounts and commissions under that Securities Act. We may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including certain liabilities under the Securities Act, or to contribute with respect to payments that they may be required to make.

We may authorize underwriters, dealers or agents to solicit offers from certain institutions whereby the institution contractually agrees to purchase the securities from us on a future date at a specific price. This type of contract may be made only with institutions that we specifically approve. Such institutions could include banks, insurance companies, pension funds, investment companies and educational and charitable institutions. The underwriters, dealers or agents will not be responsible for the validity or performance of these contracts.

In connection with an offering of securities, the underwriters may purchase and sell securities in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves sales of securities in excess of the principal amount of securities to be purchased by the underwriters in an offering, which creates a short position for the underwriters. Covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of securities made for the purpose of preventing or retarding a decline in the market price of the securities while the offering is in progress. Any of these activities may have the effect of preventing or retarding a decline in the market price of the securities being offered. They may also cause the price of the securities being offered to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The securities, other than the common stock, will be new issues of securities with no established trading market and unless otherwise specified in the applicable prospectus supplement, we will not list any series of the securities on any exchange. It has not presently been established whether the underwriters, if any, of the securities will make a market in the securities. If the underwriters make a market in the securities, such market making may be discontinued at any time without notice. No assurance can be given as to the liquidity of the trading market for the securities.

LEGAL MATTERS

Venable LLP will pass upon the validity of the securities offered by this prospectus. King & Spalding LLP will pass upon certain tax matters related to the Company.

EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2024 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

$250,000,000

CURBLINE PROPERTIES CORP.

Common Stock

PROSPECTUS SUPPLEMENT

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October 1, 2025